     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 17, 2000
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               TELCOBUY.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             5065                            43-1881103
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                               127 WELDON PARKWAY
                         ST. LOUIS, MISSOURI 63043-3101
                                 (314) 301-2700

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               JAMES P. KAVANAUGH
                               TELCOBUY.COM, INC.
                               127 WELDON PARKWAY
                         ST. LOUIS, MISSOURI 63043-3101
                                 (314) 301-2700
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                        COPIES OF ALL CORRESPONDENCE TO:

                  JAMES A. KEARNS                                  LELAND E. HUTCHINSON
               MICHAEL I. OBERLANDER                                 WINSTON & STRAWN
                  BRYAN CAVE LLP                                   35 WEST WACKER DRIVE
              ONE METROPOLITAN SQUARE                          CHICAGO, ILLINOIS 60601-9703
          211 NORTH BROADWAY, SUITE 3600                              (312) 558-5600
          ST. LOUIS, MISSOURI 63102-2750                           (312) 558-5700 (FAX)
                  (314) 259-2000
               (314) 259-2020 (FAX)

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]
---------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED
                 TITLE OF EACH CLASS OF                        MAXIMUM AGGREGATE                 AMOUNT OF
              SECURITIES TO BE REGISTERED                      OFFERING PRICE(1)              REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per share.................          $100,000,000                    $26,400
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933 and includes shares that may be purchased by the underwriters to cover over-allotments, if any.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED MARCH 17, 2000

                              [TELCOBUY.COM LOGO]

                                             SHARES

                                  COMMON STOCK

     telcobuy.com, Inc. is offering           shares of its common stock. This
is our initial public offering and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "TBUY." We anticipate that the initial
public offering price will be between $     and $     per share.

                         ------------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                         ------------------------------

                                                                 PER SHARE             TOTAL
                                                             -----------------   -----------------
Public Offering Price.......................................     $                   $
Underwriting Discounts and Commissions......................     $                   $
Proceeds to telcobuy.com, Inc...............................     $                   $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted the underwriters a 30-day option to purchase up to an
additional        shares of common stock to cover over-allotments.

                         ------------------------------

ROBERTSON STEPHENS
                                  SG COWEN
                                         U.S. BANCORP PIPER JAFFRAY
              THE DATE OF THIS PROSPECTUS IS               , 2000

Inside Front Cover

Text: "Where do multi-billion dollar telecommunications giants, emerging CLECs and contractors do their buying, selling and collaboration? telcobuy.com - The premier B2B marketplace to the service provider community."


Inside Front Cover Graphic

Description:   Graphic of marketplace participants with two-way arrows between participants and telcobuy.com name and logo.

Text: List of representative marketplace customers and suppliers on right side of page; telcobuy.com name and logo on bottom of page; legend explaining marketplace participant abbreviations.

     YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, "COMPANY," "TELCOBUY.COM," "WE," "US" AND "OUR" REFER TO TELCOBUY.COM, INC., A DELAWARE CORPORATION, AS SUCCESSOR TO TELCOBUY.COM LLC.

     UNTIL                , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                         ------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    4
Forward-Looking Statements..................................   14
Use of Proceeds.............................................   15
Dividend Policy.............................................   15
Capitalization..............................................   16
Dilution....................................................   17
Selected Financial Data.....................................   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   19
Business....................................................   24
Management..................................................   34
Related Party Transactions..................................   40
Principal Stockholders......................................   44
Description of Capital Stock................................   46
Shares Eligible for Future Sale.............................   50
Underwriting................................................   52
Legal Matters...............................................   54
Experts.....................................................   54
Where You Can Find More Information.........................   54
Index to Financial Statements...............................  F-1

                         ------------------------------

     We have applied to the U.S. Patent and Trademark Office for registration of "telcobuy.com" and the design of our logo. All other trademarks and service marks mentioned in this prospectus are the property of their respective owners.

     All references in this prospectus to the financial statements of telcobuy.com are to the financial statements of telcobuy.com LLC. Unless otherwise indicated, all information contained in this prospectus assumes that telcobuy.com LLC has merged into telcobuy.com, Inc. and that the underwriters' over-allotment option is not exercised.

                                    SUMMARY

     You should read the following summary together with the more detailed information in this prospectus, including risk factors, regarding us and the common stock being sold in this offering.

                                  OUR COMPANY

     We provide a comprehensive, vendor-neutral, Internet-based, business-to-business marketplace for the buying and selling of telecommunications infrastructure products and services. Our marketplace helps participants build-out and upgrade telecommunications networks more quickly, more efficiently and at a lower cost than by traditional means. We have a proven, scalable operating model as evidenced by our revenue growth from $53.0 million in 1998 to $246.1 million in 1999. Our vendor-neutral approach creates an open marketplace that allows telecommunications companies access to a comprehensive database that aggregates over 500,000 products representing over 1,000 different suppliers. Led by a management team with extensive experience in the telecommunications industry, we have attracted industry leading participants to our marketplace, including SBC Communications, Inc., GTE Corporation, Fujitsu Network Communications, Inc., Lucent Technologies, Inc. and Tellabs, Inc.

     The telecommunications infrastructure market has experienced tremendous change in recent years. Increased carrier competition, expanded service offerings, the emergence of the Internet, increased demand for bandwidth, advancements in technology and the convergence of voice and data have all placed new pressure on telecommunications providers to quickly build-out networks to meet the growing demands of the market. Dataquest, a leading technology market research firm, estimates that the market for telecommunications infrastructure equipment will be $277 billion in 2000. As telecommunications companies attempt to meet increasing time-to-market demands, their progress is hindered by manual and paper-based processes, a fragmented supplier base and other limitations inherent in the traditional procurement process.

     Our marketplace provides multiple benefits to purchasers and suppliers, including:

     - bringing market participants together to transact business;

     - enabling participants to gain quick and complete access to information about the market and their own procurement processes;

     - providing participants with a forum for sharing market knowledge; and

     - creating customized business processes to meet the needs of both purchasers and suppliers.

     Our strategic objective is to become the leading marketplace for telecommunications infrastructure products and services. We intend to achieve this objective through the following strategies:

     Capitalize on First Mover Advantage and Build Brand Equity. We believe that we are the first provider of a comprehensive, Internet-based solution to all participants in the telecommunications industry and we intend to increase our brand equity and visibility within the market by significantly increasing our investment in sales and marketing.

     Increase and Leverage Recurring Marketplace Participation. Many large purchasers and suppliers transact business with us on a recurring basis and we believe that we can increase the volume of transactions and leverage our existing relationships to attract new participants.

     Extend Our Technology Leadership Position. We intend to expand our front-end and back-office technology, including our use of extensible markup language (XML) technology, to attract more participants to our marketplace.

     Expand Our Service Offerings. We intend to introduce new services to further engage and support existing participants of our marketplace, all of which will be structured to save time, effort and money.

     Expand Into International Markets. We intend to expand into international markets and to leverage our existing technology to attract service providers, contractors and engineers in Europe, Latin America and Asia to our marketplace.

                             CORPORATE INFORMATION

     Prior to October 1999, we operated as a division of World Wide Technology, Inc., our majority stockholder. In October 1999, we began operating as a separate limited liability company. We formed a separate corporation in March 2000, and prior to the completion of this offering we will merge telcobuy.com LLC into telcobuy.com, Inc. Our principal executive offices are located at 127 Weldon Parkway, St. Louis, Missouri 63043-3101, and our telephone number is
(314) 301-2700. The address of our Web site is www.telcobuy.com. The information contained on our Web site is not part of this prospectus.

                                  THE OFFERING

Common stock offered by telcobuy.com....                 shares

Common stock to be outstanding after the
offering................................                 shares

Use of proceeds.........................     We intend to use the net proceeds
                                             from this offering to redeem the
                                             shares of our preferred stock, to
                                             repay certain indebtedness, to pay
                                             a licensing fee and for working
                                             capital and general corporate
                                             purposes. See "Use of Proceeds" on
                                             page 15.

Proposed Nasdaq National Market
symbol..................................     TBUY

     The number of shares to be outstanding after the offering is based on shares outstanding as of March 16, 2000 and excludes:

          - 1,790,750 shares of common stock issuable upon the exercise of options outstanding under our Unit Option Plan at an exercise price of $4.05 per share and 2,709,250 additional shares of common stock reserved for issuance under this plan; and

          - 2,500,000 shares reserved for issuance under our 2000 Stock Option Plan.

                             SUMMARY FINANCIAL DATA
                                 (IN THOUSANDS)

     You should read the following summary financial data in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this prospectus. Prior to October 1999, we operated as a division of World Wide Technology, and summary financial data from January 1, 1997 through September 30, 1999 are derived from the financial statements of World Wide Technology. Our Statements of Operations, Statements of Shareholder's Net Investment/Members' Equity and Statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999 and our Balance Sheets as of December 31, 1998 and 1999 have been audited by KPMG LLP. The financial information of telcobuy.com, when we operated as a division of World Wide Technology, is not necessarily indicative of the results of operation, financial position and cash flows of telcobuy.com had it been a separate entity at such times. It is also not necessarily indicative of our future results of operations, financial position and cash flows. The summary financial data set forth below for the periods ended December 31, 1997, 1998 and 1999 has been derived from our audited financial statements included elsewhere in this prospectus.

                                                                  YEAR ENDED DECEMBER 31,
                                                               ------------------------------
                                                                1997       1998        1999
                                                               -------    -------    --------
STATEMENT OF OPERATIONS DATA:
Revenues...................................................    $19,328    $52,962    $246,133
Cost of revenues...........................................     17,481     50,356     235,169
                                                               -------    -------    --------
Gross profit...............................................      1,847      2,606      10,964
                                                               -------    -------    --------
Total operating expenses...................................      1,152      2,679       7,864
                                                               -------    -------    --------
Operating income (loss)....................................        695        (73)      3,100
                                                               -------    -------    --------
Net income (loss)..........................................    $   339    $  (188)   $  1,589
                                                               =======    =======    ========

                                                                  DECEMBER 31, 1999
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(1)
                                                              -------    --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    --       $
Working capital.............................................    1,693
Total assets................................................  115,369
Shareholder's net investment/members' equity................    1,693

---------------
(1) As adjusted amounts give effect to the sale by us of           shares of
    common stock offered hereby at an offering price of $     , after deducting
    underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

     Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

RISKS RELATED TO OUR BUSINESS

OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE IN FUTURE PERIODS, WHICH MIGHT LEAD TO REDUCED PRICES FOR
OUR STOCK.

     Our annual or quarterly operating results are difficult to predict and are likely to fluctuate significantly in the future as a result of numerous factors, many of which are outside of our control. Factors that could impact our operating results include:

     - our limited operating history;

     - variations in purchasing patterns due to purchasers' budgets, seasonality and other factors;

     - the rate at which telecommunications carriers install their equipment;

     - decreases in our selling prices due to competition;

     - our ability to obtain products cost-effectively from original equipment manufacturers and distributors of telecommunications equipment;

     - our ability to provide equipment and service offerings on a timely basis to satisfy purchaser demand;

     - inventory write-offs;

     - the sales cycle for equipment we sell, which can be relatively lengthy;

     - delays in penetrating new markets and geographic regions; and

     - costs relating to possible acquisitions and integration of new businesses.

     For example, our net revenue decreased in the quarter ended September 30, 1998 compared to our net revenue for the quarter ended June 30, 1998. If our annual or quarterly operating results do not meet the expectations of securities analysts and investors, the trading price of our stock could significantly decline.

OUR E-COMMERCE BUSINESS MODEL IS NEW AND MAY NOT BE SUCCESSFUL.

     Our business-to-business e-commerce model is based on the development of our marketplace for the purchase and sale of telecommunications infrastructure products. This business model is new and its success depends upon our ability to, among other things:

     - develop and market solutions that are widely accepted by purchasers and suppliers;

     - maintain our current suppliers and enter into agreements with additional suppliers;

     - generate significant revenues from the use of our Internet-based purchasing solution; and

     - obtain higher transaction volumes and increase productivity.

     We cannot be certain that our business model will be successful or that we can achieve or sustain revenue growth or generate any profits. We cannot be certain that business-to-business commerce on the Internet in general, or our marketplace in particular, will achieve broad market acceptance. For example, purchasers may continue purchasing products through their existing methods and may not adopt an Internet-based purchasing solution because of:

     - their comfort with existing purchasing habits and direct supplier relationships;

     - the costs and resources required to switch purchasing methods;

     - the need for products not offered through our marketplace;

     - security and privacy concerns; or

     - general reticence about technology or the Internet.

If we are unable to successfully motivate a broad range of purchasers and suppliers of telecommunications infrastructure products and services to adopt our e-commerce solution, or if we incur substantial expenses in attempting to do so, our revenues and earnings could be materially and adversely affected.

WE RELY ON A LIMITED NUMBER OF LARGE PURCHASERS FOR A SIGNIFICANT PORTION OF OUR REVENUES AND LOSING ANY ONE OF THEM MAY ADVERSELY AFFECT OUR REVENUES.

     We expect that for the foreseeable future we will generate a significant portion of our revenues from three purchasers, SBC Communications, Inc., Bell Atlantic Corporation and GTE Corporation. These three purchasers represented 94% of our revenues in 1999. We have several agreements with SBC Communications, the earliest of which expires in December 2001. Our agreement with GTE expires in November 2002, and our agreement with Bell Atlantic expires in January 2002. However, these agreements can be terminated by the respective purchasers upon little or no notice.

     We may not be able to keep SBC Communications, Bell Atlantic and GTE as purchasers in the future. The loss or partial loss of any of these purchasers would significantly diminish our revenues and operating results and harm our reputation, forcing us to curtail our growth plans and incur greater losses. Even if we keep one or all of these customers, we may not be successful in growing and diversifying our purchaser base.

IF WE ARE UNABLE TO MAINTAIN OUR RELATIONSHIPS WITH OUR LARGE SUPPLIERS OR LIST A BROAD RANGE OF PRODUCTS AND SERVICES, OUR MARKETPLACE WILL BE LESS ATTRACTIVE TO POTENTIAL PURCHASERS.

     In 1999, Fujitsu and Lucent accounted for 88% of the total supply of products purchased through our marketplace. Many of our supplier agreements, including those with Fujitsu and Lucent, may be terminated by either party on little or no notice or our suppliers may seek to renegotiate their agreements which may result in new agreement terms that are less favorable to us. If a significant number of suppliers terminate their agreements with us, the range of products we can offer would be adversely affected. Moreover, if suppliers consolidate or sign exclusive arrangements with our competitors, it could significantly reduce the number of products and services listed on our marketplace. If we are unable to maintain our relationships with our large suppliers or the number of products and services that are available for listing is reduced, the effectiveness of our marketplace and its attractiveness to potential purchasers could be materially and adversely affected.

WE ANTICIPATE FUTURE LOSSES.

     Although we achieved a profit for the years 1997 and 1999, we anticipate future losses. In an effort to increase market share and expand our supplier base, we expect to incur significant sales and marketing and other operational expenses. We may also incur expenses in connection with acquisitions or other strategic relationships. As a result of these expenses, we will need to generate significant revenue increases to achieve and maintain profitability. We expect that we will incur significant losses for the next two years, and losses may continue.

IF WE DO NOT SUCCESSFULLY MARKET THE TELCOBUY.COM BRAND, OUR BUSINESS MAY
SUFFER.

     We believe that establishing, maintaining and enhancing the telcobuy.com brand is critical in attracting participants to our marketplace. We believe that increased competition may make establishing our brand significantly more expensive. The promotion of our brand will depend largely on expanding our sales and marketing capabilities and providing a high-quality online experience. We intend to use a portion of the net proceeds of this offering to expand our sales and marketing activities and further develop our online services. We cannot be certain that we will be successful in marketing the telcobuy.com brand. If we are unable to successfully promote our brand, or if we incur substantial expenses in attempting to do so, our revenues and earnings could be materially and adversely affected.

IF WE ARE UNABLE TO INCREASE OUR TRANSACTION VOLUME, OUR FUTURE REVENUES MAY SUFFER.

     Our revenues are dependent on the dollar volume of transactions conducted through our marketplace. To maintain revenue growth, we will need to increase the total dollar value of transactions conducted through our marketplace. In order to increase our transaction volume, we will need to:

     - generate higher and continuously increasing levels of traffic to our marketplace from both new and repeat visitors;

     - increase the percentage of visitors to our marketplace who purchase telecommunications infrastructure products and services; and

     - increase the average transaction size.

Failure to do one or more of the foregoing could have a material adverse effect on our revenues.

SHOULD WE BE UNABLE TO MAINTAIN OUR STATUS AS A CERTIFIED MINORITY/WOMAN-OWNED BUSINESS ENTERPRISE (MWBE) CONTRACTOR, IT COULD MATERIALLY ADVERSELY IMPACT OUR REVENUE.

     We are a certified MWBE. As such, certain business opportunities are made available to us that may not otherwise be made available, or we may be selected for a program or contract where we otherwise may not have been chosen, because of our MWBE status. Should this status or certification no longer be available to us -- because of changes in the political or regulatory environment or because our certification is terminated -- or should purchasers require standards higher than those required to maintain this certification, it may have a material adverse impact on our revenue.

IF WE ARE NOT ABLE TO SUCCESSFULLY INTEGRATE OUR SYSTEM WITH THE INTERNAL SYSTEMS OF OUR KEY SUPPLIERS AND PURCHASERS, OUR OPERATING COSTS AND RELATIONSHIPS WITH OUR SUPPLIERS AND PURCHASERS WILL BE ADVERSELY AFFECTED.

     The key benefits of our marketplace are the efficiencies created for suppliers and purchasers through our online system. In order to create these efficiencies, it will often be necessary for our system to integrate with each supplier's and purchaser's internal systems, such as inventory, customer service, technical service, freight programs and financial systems. In addition, because there is little uniformity in the systems used by our suppliers and purchasers, we must expend resources to download a significant amount of data in order to integrate our system with our suppliers' and purchasers' systems. If these systems are not successfully integrated, our operating costs and relationships with our suppliers and purchasers would be adversely affected.

IF WE ARE UNABLE TO ADAPT OUR SERVICES TO RAPID CHANGES IN ONLINE COMMERCE, OUR REVENUES AND PROFITS COULD BE ADVERSELY AFFECTED.

     The Internet and the online commerce industry undergo rapid changes in technology, products and services and operating standards. These changes could render our Web site and proprietary technology and system obsolete. We must continually improve the performance, features and reliability of our online services, particularly in response to our competition. Our success will depend, in part, on our ability to:

     - enhance our existing services;

     - develop new services and technology that address the increasingly sophisticated and varied needs of our target markets; and

     - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     We cannot be certain that we will accomplish the foregoing. If we are unable, for technical, legal, financial or other reasons, to adapt to changing market conditions or purchaser requirements, our market share could be materially adversely affected.

IF OUR WEB SITE AND TRANSACTION PROCESSING SYSTEM ARE NOT ABLE TO ADEQUATELY SERVICE INCREASING TRAFFIC LEVELS, OUR ABILITY TO SATISFY PURCHASERS AND MAINTAIN REVENUE GROWTH MAY SUFFER.

     Our success depends in large part on the number of purchasers who use our marketplace to purchase telecommunications infrastructure products and services. Accordingly, our Web site, transaction-processing system and network infrastructure must be able to service increasing traffic levels while maintaining adequate purchaser service levels. Any system interruptions or delays in our transaction system would reduce the volume of sales and the attractiveness of our service offerings, which could have a material adverse effect on our customer satisfaction and our ability to maintain revenue growth. We have experienced infrequent system interruptions in the past during implementation of system upgrades. These interruptions could continue to occur from time to time and could have a material adverse effect on our service offerings. Substantial increases in the transaction volume and traffic on our Web site will require expansion and upgrades of our technology, transaction-processing system and network infrastructure. We cannot be certain that our transaction-processing system and network infrastructure will be able to accommodate increased traffic in the future.

WE MAY FAIL TO CONTINUE TO ATTRACT, DEVELOP AND RETAIN KEY MANAGEMENT AND OTHER PERSONNEL, WHICH COULD NEGATIVELY IMPACT OUR OPERATING RESULTS.

     We depend on the performance of our senior management and other key employees. The loss of any member of our senior management or other key employees could negatively impact our operating results and our ability to execute our business strategy. In addition, we depend on our sales professionals to promote our marketplace. The loss of any of our sales professionals could significantly disrupt our business relationships. We do not have "key person" life insurance policies on any of our employees except for Mr. Kavanaugh.

     Our future success also depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in the Internet and telecommunications infrastructure industries is intense. Additionally, we depend on our ability to train and develop skilled technical and sales personnel and an inability to do so would significantly harm our growth prospects and operating performance. We have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees.

IF WE FAVOR ONE SUPPLIER OVER ANOTHER, WE MAY BE NOT BE ABLE TO ATTRACT PURCHASERS AND SUPPLIERS TO OUR MARKETPLACE.

     The telecommunications infrastructure market consists of a complex set of relationships among manufacturers, suppliers, distributors and purchasers. Adoption of our solution by suppliers and purchasers is dependent on their perception that we provide a neutral, unbiased marketplace to purchase and sell telecommunications infrastructure products and services. If we favor one supplier over another, purchasers and suppliers may lose confidence in our marketplace as a neutral marketplace and choose alternative solutions. If we accept advertising from our suppliers we may be perceived as favoring suppliers who advertise over those who do not. Any bias, whether perceived or actual, could have a negative impact on our ability to maintain or increase our supplier base, which in turn may limit our ability to maintain or increase our purchaser base. This would reduce our revenues and therefore have a negative impact on our business, results of operations and financial condition.

THE TIME IT TAKES TO SELL AND IMPLEMENT OUR SOLUTION CAN BE LONG, WHICH COULD NEGATIVELY AFFECT OUR REVENUES AND MAKE IT DIFFICULT TO PREDICT OUR RESULTS OF OPERATIONS.

     The time it takes to sell and implement our solution can be long and we devote significant sales, marketing and management resources to the sales process without any assurance that the purchaser will use our marketplace. Generally, we are required to provide a significant level of education to potential purchasers regarding the use and benefits of our Internet-based purchasing solution. Furthermore, potential purchasers typically engage in extensive internal reviews and analyses before making purchase decisions. The sale and implementation of our solution are subject to delays due to factors over which we have little or no control, including the following:

     - potential purchasers' internal budgetary approval processes;

     - implementation of systems integration solutions;

     - purchasers' concerns about implementing a new strategy and method of doing business; and

     - seasonal and other timing effects.

     Increasing sales to larger purchasers is an important element of our business strategy. As we sell more sophisticated solutions to larger organizations, we expect the time from initial contact to final approval to increase. As the sales cycle lengthens, we expend substantial funds and management resources without any corresponding revenue. If approval is delayed or does not occur, our financial condition and operating results for a particular period may be adversely affected. Increased sales to larger purchasers may result in lower profit margins as they typically have greater leverage in negotiating pricing and other business terms. We also typically incur costs associated with customization of our systems for larger purchasers. If we do not generate sufficient transaction volume to offset any lower margins or these increased costs, our operating results may be materially and adversely affected. Also, the time between billing and receipt of revenues is often longer when dealing with larger purchasers due to increased administrative overhead.

UNLESS WE NEGOTIATE FAVORABLE PRICING TERMS WITH OUR SUPPLIERS, OUR PROFIT MARGINS WILL BE ADVERSELY AFFECTED.

     Our profits depend upon the prices we are able to negotiate with our suppliers. We anticipate that the prices we negotiate with our suppliers will vary based on a number of factors such as:

     - the size of supplier and its product portfolio;

     - suppliers' relationships with telcobuy.com purchasers;

     - the degree to which products and services are critical to purchasers;

     - the extent to which transactions are conducted electronically; and

     - the extent to which costs are shared with us.

     Our profit margins may decline in the future, particularly as competition in the telecommunications infrastructure industry increases. A significant decline in profit margins without a corresponding increase in transaction volume would adversely affect our earnings.

WE BEAR THE RISK OF CREDIT SALES, WHICH COULD PUT A SIGNIFICANT STRAIN ON OUR LIQUIDITY AND CAPITAL RESOURCES.

     Our supplier agreements generally require us to pay the supplier for any orders processed through our marketplace. Accordingly, we are obligated to pay the supplier even if a purchaser fails to pay us for the products it purchased. Thus, we bear the risk of collection. We also may be required to refund payments to purchasers for products returned to suppliers. Slow payment by purchasers for products purchased would negatively impact our cash flows. As our transaction volume and average transaction size grow, these risks will increase. If a significant number of purchasers default on their payment obligations, suppliers fail to refund payments to us for products returned by purchasers or if purchasers do not pay their obligations to us on time, we could incur significant and immediate cash payment obligations or suffer significant cash flow constraints. These obligations could put a significant strain on our liquidity and capital resources, which could prevent us from using our working capital to further expand our business or require us to obtain additional financing.

TO THE EXTENT WE RELY ON THIRD-PARTY SUPPLIERS AND CARRIERS TO FULFILL ORDERS FOR PURCHASERS, WE MAY NOT BE ABLE TO GUARANTEE CUSTOMER SATISFACTION.

     We generally rely on our suppliers and carriers for rapid order fulfillment and other customer service functions to ensure purchaser satisfaction. Although suppliers frequently are responsible for product shipment, we designate the carrier and are responsible for carrier charges. If our suppliers do not provide high quality customer service, or our carriers fail to deliver products accurately and on a timely basis, our business reputation and purchaser satisfaction could be materially and adversely affected. Most of our supplier arrangements do not guarantee the availability of merchandise. As a result, we may not be able to control the fulfillment of purchasers' orders. In order to be successful, we must maintain relationships with suppliers that will produce, stock and deliver high quality products and services to purchasers through our marketplace.

IN ADDITION TO THIS OFFERING, WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND FUTURE OPERATIONS AND THE FAILURE TO OBTAIN ADDITIONAL CAPITAL WHEN NEEDED OR ON SATISFACTORY TERMS COULD DAMAGE OUR BUSINESS.

     We may need to raise additional funds in the future in order to meet our strategic objectives. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and these securities may have powers, preferences and rights that are senior to those of the rights of our common stock. We cannot be certain that additional financing will be available on terms favorable to us, if at all. Currently, our bank credit facility restricts our ability to obtain additional equity or debt financing. We cannot ensure that our lender, or any future lender, will consent to our raising additional capital, or that we could find an alternative source for working capital. If adequate funds are not available or not available on acceptable terms, we may be unable to fund our future operations.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     Our software technology is not patented and existing copyright laws offer only limited practical protection. We cannot guarantee that the legal protections that we rely on will be adequate to prevent misappropriation of our technology. Also, these protections do not prevent independent third-party development of competitive products or services. Failure to protect against the misappropriation of our intellectual property could have a material adverse effect on our business operations.

WE ARE DEPENDENT ON PROPRIETARY TECHNOLOGY LICENSED FROM THIRD PARTIES, AND IF WE LOSE SUCH LICENSES OUR BUSINESS COULD BE DAMAGED IF WE ARE UNABLE TO OBTAIN COMPARABLE TECHNOLOGY IN THE FUTURE.

     We license a portion of the technology for our system from third parties. These third-party licenses may not be available to us on favorable terms, or at all, in the future. In addition, we must be able to successfully integrate this technology in a timely and cost-effective manner. If we fail to obtain necessary technology on favorable terms or are unable to successfully integrate this technology, it could have a material adverse effect on our business operations.

OUR COMPUTER AND TELECOMMUNICATIONS SYSTEMS ARE IN A SINGLE LOCATION, WHICH MAKES THEM MORE VULNERABLE TO DAMAGE OR INTERRUPTION.

     Substantially all of our computer and telecommunications systems are located at our St. Louis, Missouri campus. These systems are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins and similar events. While we have business interruption insurance, this coverage may not adequately compensate us for lost business. Although we have implemented network security measures, our systems, like all systems, are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These disruptions could lead to interruptions, delays, loss of data or the inability to accept and confirm purchases.

RISKS RELATING TO OUR INDUSTRY

A DOWNTURN IN THE TELECOMMUNICATIONS INFRASTRUCTURE INDUSTRY OR A TREND TOWARD REDUCING OR DELAYING ADDITIONAL EQUIPMENT PURCHASES COULD REDUCE DEMAND FOR OUR PRODUCTS AND SERVICES.

     We rely significantly upon purchasers concentrated in the telecommunications infrastructure industry as a source of our revenues. We believe that a downturn in the telecommunications infrastructure industry in general or a decrease in carrier financial performance could result in postponement of network upgrades and reduced sales to purchasers. If purchasers choose to defer or curtail their capital spending programs, it could have a negative impact on our sales, which would harm our business. A significant portion of our growth will rely on sales to emerging telecommunications carriers who compete against existing telephone companies. These new participants only recently began to enter these markets, and many of these carriers are still building their networks and implementing services. They require substantial capital for the development, construction and expansion of their networks and the introduction of their services. If these efforts are unsuccessful, carriers could be forced to reduce their capital spending programs. These reduced sales could negatively impact our ability to generate revenue.

THE MARKET FOR SUPPLYING EQUIPMENT TO TELECOMMUNICATIONS CARRIERS IS COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

     Competition among companies who supply equipment to telecommunications carriers is intense. We currently face competition primarily from three sources: original equipment manufacturers, distributors and secondary market dealers who sell new and de-installed telecommunications equipment. If we are unable to compete effectively against our current or future competitors, we may have to lower our selling prices and may experience reduced gross margins and loss of market share, either of which could harm our business. Competition is likely to increase as new companies enter this market, as current competitors expand their products and services or as our competitors consolidate.

ONLINE COMMERCE AND DATABASE SECURITY CONCERNS COULD ADVERSELY AFFECT TRAFFIC ON OUR WEB SITE AND OUR REVENUES.

     The secure transmission of confidential information over the Internet is a fundamental requirement for online commerce. Concerns over the security of transactions and commercial online services and other privacy issues may also inhibit the growth of the Internet and the online commerce industry. Technological advances, including new discoveries in the field of cryptography, could result in a compromise or breach of our security systems. Security breaches could have a material adverse effect on our reputation, financial condition and results of operations. An intruder who breaches our security measures could misappropriate proprietary information or cause interruptions in our operations. We could be required to spend a significant amount of time and money to protect against security breaches or to alleviate problems caused by such breaches. Security breaches could also expose us to a risk of loss or litigation and possible liability. We cannot be certain that our security measures will prevent security breaches.

ADDITIONAL REGULATION OF ONLINE COMMERCE COULD ADVERSELY AFFECT DEMAND FOR OUR PRODUCTS AND SERVICES.

     Currently, there are few laws and regulations directly applicable to the Internet and online services. However, we expect that additional regulations may be adopted covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and the quality of products and services. In addition, the growth and development of e-commerce may require more stringent purchaser protection laws imposing additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or commercial online services, which could, in turn, decrease the demand for our products and services. Additional regulation could also increase our cost of doing business.

THE APPLICATION OF SALES AND OTHER TAXES TO ONLINE COMMERCE COULD ADVERSELY AFFECT DEMAND FOR OUR PRODUCTS AND SERVICES AND ARE ADMINISTRATIVELY BURDENSOME.

     The application of sales and other taxes by state and local governments to online commerce is uncertain and may take years to resolve. In particular, a number of states are currently reviewing the appropriate tax treatment of online commerce, and new state tax regulations may subject us and/or the suppliers and purchasers that use our marketplace to additional state sales and income taxes. The imposition of additional sales taxes on transactions conducted through our marketplace could make this service less valuable to purchasers and adversely impact transaction volume. The imposition of any such taxes or other regulations could have a material adverse effect on our revenues and earnings. In addition, the collection and payment of such taxes may cause us to incur significant administrative effort and expense. Our failure to properly collect and pay such taxes in any jurisdiction could subject us to penalties that could adversely affect our earnings.

RISKS RELATING TO THE OFFERING

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK AND TRADING PRICES OF OUR COMMON STOCK MAY BE VOLATILE.

     Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the offering. If a market for our common stock does not develop or is not sustained, it may be difficult or impossible for you to sell your shares of common stock at a price that is attractive to you. The initial public offering price of our common stock will be determined through negotiations between the representatives of the underwriters and us and may not be representative of the price that will prevail in the open market. The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The trading prices of high technology companies, and Internet companies in particular, have been volatile despite the actual performance of the individual companies. Our common stock price is likely to be volatile in the future. Broad market fluctuations may adversely affect the market price of our common stock. Some specific factors which may have a significant effect on the market price of our common stock include:

     - actual or anticipated fluctuations in our quarterly or annual operating results;

     - our announcements or our competitors' announcements of developments, such as joint ventures, strategic partnerships, consolidation or new products or services;

     - developments regarding proprietary rights; and

     - changes in stock market analyst recommendations regarding our common stock, other comparable companies or the Internet or telecommunications infrastructure industries generally.

In the past, following periods of downward volatility in the market price of a company's securities, class action litigation has often been pursued against such companies. If similar litigation were pursued against us, it could result in substantial costs and a diversion of our management's attention and resources.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price is substantially higher than the pro-forma net tangible book value (deficit) per share of the outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution in the amount of $ per share. Investors will incur additional dilution upon the exercise of outstanding stock options. See "Dilution" on page 17.

ONE OF OUR STOCKHOLDERS WILL EXERT SUBSTANTIAL INFLUENCE OVER US, AND MAY MAKE FUTURE BUSINESS DECISIONS WITH WHICH SOME OF OUR STOCKHOLDERS MIGHT DISAGREE.

     After this offering, David L. Steward will control, either directly or
indirectly through his ownership of World Wide Technology,      % of our
outstanding common stock and will control      % of the outstanding common stock
if the underwriters' over-allotment option is exercised in full. In addition,
World Wide Technology will alone control      % of the outstanding common stock,
and will control      % of the outstanding common stock if the underwriters'
over-allotment option is exercised in full. As a result, David L. Steward will be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Mr. Steward's interests may differ from the interests of the other stockholders. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and might affect the market price of our stock.

DELAWARE LAW AND PROVISIONS IN OUR CHARTER DOCUMENTS MIGHT DETER ACQUISITION BIDS FOR US.

     There are provisions in our charter documents and other provisions under Delaware law that could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Our certificate of incorporation provides our board of directors the authority, without stockholder action, to issue up to 20,000,000 shares of preferred stock in one or more series. Our board will determine if and when we will issue preferred stock and the rights, preferences and privileges (including voting rights) of any preferred stock. We do not presently intend to issue shares of preferred stock (other than shares issued in connection with our conversion to a corporation, which such shares will be redeemed following the completion of this offering). However, your rights as a holder of common stock will be subject to, and may be adversely affected by, the rights of any future preferred stockholders. Preferred stock issuances may also cause significant dilution in your interests as a stockholder. By issuing preferred stock, we could also make it more difficult for a third party to acquire us. Our certificate of incorporation will not allow our stockholders to cumulate their votes to elect directors. In addition, our bylaws will establish an advance notice procedure for stockholder proposals and for nominating candidates for election as directors. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. These provisions, along with the ability of our board of directors to issue shares of preferred stock, could prevent or delay any change in our control. In turn, this could adversely affect the market price of our common stock. See "Description of Capital Stock" beginning on page 46.

A SIGNIFICANT NUMBER OF SHARES ARE OR WILL BECOME AVAILABLE FOR SALE IN THE PUBLIC MARKET AND THEIR SALE COULD DEPRESS OUR COMMON STOCK PRICE.

     Sales of a substantial number of shares of our common stock in the public market after this offering could adversely affect the market price for our common stock and make it more difficult for us to sell equity securities at
times and prices that we determine to be appropriate. Of our           shares of
common stock outstanding after this offering,      shares sold in this offering
will be freely tradable. We expect that all of our existing stockholders will agree that they will not, without the prior written consent of FleetBoston Robertson Stephens Inc. on behalf of the underwriters, offer or sell any of their shares for 180 days after the date of this prospectus. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without prior notice, release all or some portion of the common stock subject to the lock-up agreements. We have granted registration rights to certain of our current stockholders, and at any time that they are not subject to the lock-up they can demand that we register 7,455,737 shares of common stock for sale. An additional 33,075,000 shares held by our affiliates may be sold in the public market to the extent permitted by Rule 144 or exemptions under the Securities Act. Public sales after this offering may include shares issued under outstanding options. We have granted options to purchase up to 1,790,750 shares of common stock, which vest between November 2000 and May 2004. We intend to file a registration statement on Form S-8 following this offering to register all of the common stock issuable under our option plans. Under this registration statement, holders of vested stock options may generally exercise and immediately sell their shares to the public. See "Shares Eligible for Future Sale" beginning on page 50.

WE DO NOT PAY DIVIDENDS.

     We intend to use any future earnings to grow our business and do not intend to declare or pay dividends in the foreseeable future. Currently, our credit facility restricts us from paying dividends. See "Dividend Policy" on page 15.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward looking statements based on our current expectations and projections about future events. These statements are found in the sections entitled "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. They include statements concerning:

     - our business strategy;

     - our liquidity and capital expenditures;

     - our use of the proceeds of the offering;

     - future sources and nature of our revenues;

     - our future expenses and investments;

     - our future profitability;

     - expansion of our products and services;

     - sales and industry trends;

     - actions of our competitors;

     - trends in Internet activity generally; and

     - our payment of dividends.

     You can identify these statements by forward-looking words such as "expect," "anticipate," "believe," "goal," "plan," "intend," "estimate," "predict," "potential," "continue," "may," "will" and "should" or similar words. You should be aware that these statements are subject to known and unknown risks, uncertainties and other factors, including those discussed in the section entitled "Risk Factors." Any of these factors could cause actual results to differ materially from those suggested by the forward-looking statements.

                                USE OF PROCEEDS

     We estimate our net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable
by us, will be approximately $          , or $          if the underwriters
exercise their over-allotment option in full, based on the initial public
offering price of $     per share.

     We plan to use the net proceeds of this offering for the following:

     - To redeem the shares of our preferred stock held by entities affiliated with Highland Capital Partners and Summit Partners and by Donaldson, Lufkin & Jenrette Securities Corporation for $27.5 million plus a cumulative preferred return of approximately $332,000, as of March 16, 2000. Two of our directors are affiliated with Highland Capital Partners or Summit Partners. We are required to redeem all of the shares of our preferred stock upon completion of this offering. The cumulative preferred return is eight percent compounded annually.

     - To pay an aggregate of $735,000 to entities affiliated with Highland Capital Partners and Summit Partners.

     - To pay $4.5 million to World Wide Technology, our majority stockholder.

     - To pay a one-time licensing fee of $75,000 to World Wide Technology. See "Related Party Transactions" beginning on page 40.

     Our management will have significant flexibility in applying any remaining net proceeds of the offering. We intend to use the net proceeds from this offering to expand our sales and marketing efforts, enhance our technology, add to our online content and for general corporate purposes, including working capital needs. We also may use a portion of the net proceeds of this offering to acquire or invest in complementary businesses or technologies, although we have no present commitments or agreements with respect to any material acquisition or investment. Pending the application of the proceeds towards one of the above uses, we intend to invest the net offering proceeds in short-term, interest-bearing, investment-grade securities.

     The description above represents our intentions based upon present plans and business conditions. They may vary significantly and are subject to change at our discretion depending upon certain factors, including economic or industry conditions, changes in the competitive environment and strategic opportunities that may arise.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock and we do not anticipate declaring or paying any cash dividends for the foreseeable future. We currently expect to retain all earnings, if any, for investment in our business. Any dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and such other factors as our board of directors may deem relevant. Currently, our credit facility restricts us from paying dividends.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

     - on a historical basis, assuming the merger of telcobuy.com LLC into telcobuy.com, Inc.; and

     - on an as adjusted basis giving effect to our sale of      shares of
       common stock offered hereby at an assumed initial public offering price
       of $     per share, after deducting the underwriting discounts,
       commissions and estimated offering expenses and applying the estimated net proceeds as described above under "Use of Proceeds."

You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 19 and our financial statements and the notes related thereto included elsewhere in this prospectus.

                                                               AS OF DECEMBER 31, 1999
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(1)
                                                              -------    --------------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $    --
                                                              -------
Due to affiliate(2).........................................   13,073
                                                              -------
Stockholder's equity:
  Common stock, $.01 par value,        shares authorized;
          shares issued and outstanding.....................       --
  Additional paid-in capital................................       --
  Retained earnings.........................................    1,693
                                                              -------
          Total stockholder's equity........................    1,693
                                                              -------
          Total capitalization..............................  $ 1,693
                                                              =======

---------------
(1) Assumes no exercise of the underwriters' over-allotment option and excludes
    (i) 1,790,750 shares of common stock issuable upon the exercise of currently outstanding options each at an exercise price of $4.05 per share and (ii) an aggregate of 5,209,250 shares available for future issuance under our Unit Option Plan and 2000 Stock Option Plan. New investors will be further diluted if any shares of common stock are issued upon exercise of currently outstanding options or if other rights are granted in the future or are reserved for future issuance under our stock plans. See "Management -- Unit Option Plan, -- Recent Option Grants and -- 2000 Stock Option Plan" beginning on page 34.

(2) Represents borrowings from World Wide Technology to fund working capital. See "Related Party Transactions" on page 40.

                                    DILUTION

     The dilution information presented below assumes the merger of telcobuy.com LLC into telcobuy.com, Inc. Our net tangible book value, as of December 31,
1999, was $1.7 million, or $       per share of common stock. Net tangible book
value per share represents the amount of total tangible assets less total liabilities divided by the number of shares of common stock outstanding at that date. After giving effect to our sale of the shares of common stock being
offered hereby at an assumed initial public offering price of $     per share,
and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 1999, would have been $
million, or $     per share. This represents an immediate increase in pro forma
net tangible book value of $     per share to existing stockholders, and an
immediate dilution of $     per share to new investors. The following table
illustrates this per share dilution to new investors:

Assumed initial public offering price per share.............              $
  Net tangible book value per share at December 31, 1999....  $
  Increase per share attributable to new investors..........
                                                              --------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                          --------
Dilution per share to new investors in this offering........              $
                                                                          ========

     The following table summarizes, on a pro forma basis as of December 31, 1999, the number of shares of common stock purchased from us by existing stockholders and by new investors in this offering, the total consideration paid and the average price paid per share:

                                          SHARES PURCHASED      TOTAL CONSIDERATION PAID     AVERAGE
                                         -------------------    ------------------------      PRICE
                                          NUMBER     PERCENT      AMOUNT       PERCENT      PER SHARE
                                         --------    -------    ----------    ----------    ---------
Existing stockholders..................                    %                           %    $
New investors..........................
                                         --------     -----      --------      --------
     Total.............................                 100%                        100%
                                         ========     =====      ========      ========

     If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by new investors will be increased to
               or      % of the total number of shares of common stock to be
outstanding immediately after this offering. In addition, existing stockholders
will hold      % of the total number of shares of common stock to be outstanding immediately after this offering. The foregoing discussion and tables assume no exercise of any outstanding stock options. As of March 16, 2000, there were outstanding options to purchase 1,790,750 shares of common stock, at an exercise price of $4.05 per share. To the extent that any shares reserved for issuance under telcobuy.com's option plans are issued, there will be further dilution to new investors. If all outstanding options were exercised, the total dilution per
share to new investors would be $     .

                            SELECTED FINANCIAL DATA

     You should read the selected financial data set forth below in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this prospectus. Prior to October 1999, we were operated as a division of World Wide Technology, and selected financial data from January 1, 1995 through September 30, 1999 are derived from the financial statements of World Wide Technology. Our Statements of Operations, Statements of Shareholder's Net Investment/Members' Equity and Statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999 and our Balance Sheets as of December 31, 1998 and 1999 have been audited by KPMG LLP. The financial information of telcobuy.com, when we operated as a division of World Wide Technology, is not necessarily indicative of the results of operation, financial position and cash flows of telcobuy.com had it been a separate entity at such times. It is also not necessarily indicative of our future results of operations, financial position and cash flows. The selected financial data set forth below for the periods ended December 31, 1997, 1998 and 1999 has been derived from our audited financial statements included elsewhere in this prospectus. The selected financial data set forth below for the periods ended December 31, 1995 and 1996 has been derived from our unaudited financial statements.

                                                         YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------
                                          1995           1996         1997       1998        1999
                                       -----------    -----------    -------    -------    --------
                                       (UNAUDITED)    (UNAUDITED)
                                                              (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues.............................    $2,758         $3,978       $19,328    $52,962    $246,133
Cost of revenues.....................     2,466          3,336        17,481     50,356     235,169
                                         ------         ------       -------    -------    --------
  Gross profit.......................       292            642         1,847      2,606      10,964
Operating expenses:
  Corporate allocation...............        41            238           478      1,306       5,405
  Other operating expenses...........       282            425           674      1,373       2,459
                                         ------         ------       -------    -------    --------
     Total operating expenses........       323            663         1,152      2,679       7,864
                                         ------         ------       -------    -------    --------
Operating income (loss)..............       (31)           (21)          695        (73)      3,100
Interest expense and other, net......        --              2           128        234         671
                                         ------         ------       -------    -------    --------
Income (loss) before income taxes....       (31)           (23)          567       (307)      2,429
Income tax expense (benefit).........        --             (8)          228       (119)        840
                                         ------         ------       -------    -------    --------
Net income (loss)....................    $  (31)        $  (15)      $   339    $  (188)   $  1,589
                                         ======         ======       =======    =======    ========

                                                               DECEMBER 31,
                                        -----------------------------------------------------------
                                           1995           1996         1997      1998        1999
                                        -----------    -----------    ------    -------    --------
                                        (UNAUDITED)    (UNAUDITED)
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............     $ --           $ --        $   --    $    --    $     --
Working capital (deficit).............      (31)           (46)          293        104       1,693
Total assets..........................       --            558         7,964     11,378     115,369
Shareholder's net investment/members'
  equity (deficit)....................      (31)           (46)          293        104       1,693

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and accompanying notes, which appear elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forwarding-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

OVERVIEW

     We provide a comprehensive, vendor-neutral, Internet-based, business-to-business marketplace for the buying and selling of telecommunications infrastructure products and services. Our marketplace helps participants build-out and upgrade telecommunications networks more quickly, more efficiently and at a lower cost than by traditional means.

     We were established as a separate operating division of World Wide Technology during 1995 and began recognizing revenue that same year. In early 1997, we began to place significant emphasis on the building of our marketplace in order to provide this Internet-based, business-to-business solution to the telecommunications infrastructure market. On October 1, 1999, we began operating as a limited liability company and became a majority-owned subsidiary of World Wide Technology.

     We have an aggressive strategy to capitalize on our first mover advantage and build our brand equity, increase marketplace participation, extend our technology leadership position and expand our service offerings and geographic reach. Implementation of this strategy will have the following impact on these key financial indicators:

          Operating Expenses -- We expect our operating expenses will significantly increase as we continue to enhance our technology leadership position, increase spending on sales and marketing and increase the administrative costs necessary to support our strategy.

          Net Income (Loss) -- Since 1995, we have generated cumulative net income of $1.7 million. As a result of implementing our strategy, we expect we will incur significant losses for the next two years, and losses may continue.

     As a result of this offering, we believe we will have sufficient liquidity and capital resources to financially implement our strategy and achieve our objective to become the leading marketplace for telecommunications infrastructure products and services.

REVENUE AND COST OF REVENUES

     Our revenue consists primarily of product sales to customers and charges to customers for other logistical services. Cost of revenues consists primarily of the costs of acquiring products from our suppliers for sale to our customers. Revenue and cost of revenue are recognized upon the shipment of product. Our contracts with our purchasers and suppliers require that we take title to the products sold through our marketplace.

     During our operating history, we have experienced fluctuations in quarter-to-quarter revenues. These fluctuations can result in increased or decreased revenue in any given quarter. We attribute these fluctuations to the following factors:

     - large, one-time purchases through our marketplace;

     - purchasers' annual budgetary, procurement and network installation cycles; and

     - purchasers' spending patterns influenced by other events such as mergers, acquisitions or regulatory issues.

While we expect these quarterly fluctuations to continue, we believe the relative impact on our revenues will be minimized over the next two years as we broaden our customer base. Furthermore, we believe that any quarterly fluctuations during this period will not impair our ability to grow revenues on an annualized basis.

OPERATING EXPENSES

     Corporate allocation expenses consist primarily of personnel and other related costs attributable to telcobuy.com, as we operated as a division or majority-owned subsidiary of World Wide Technology. The allocations are based on the actual costs of the services provided or management's pro rata estimate of the percentage of actual costs directly attributable to telcobuy.com's operations. In addition, other operating expenses are separately tracked and recorded on our statement of operations. Other operating expenses consist primarily of direct telcobuy.com personnel expenses and related direct expenses such as rent, travel and telephone. Functional classifications of operating expenses are as follows: marketplace technology expenses, sales and marketing expenses and general and administrative expenses. The following table details the functional classifications of operating expenses for the years ended December 31, 1997, 1998 and 1999:

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               1997      1998      1999
                                                              ------    ------    ------
                                                                    (IN THOUSANDS)
Marketplace technology expenses.............................  $  110    $  309    $3,215
Sales and marketing expenses................................     488       860     1,797
General and administrative expenses.........................     554     1,510     2,852
                                                              ------    ------    ------
          Total operating expenses..........................  $1,152    $2,679    $7,864
                                                              ======    ======    ======

     We intend to categorize future operating expenses consistent with the above presentation.

INTEREST EXPENSE

     Interest expense represents our cost of borrowings from World Wide Technology.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of total revenues for the periods indicated.

                                                                 YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------
                                                           1997            1998            1999
                                                       ------------    ------------    ------------
Revenues.............................................     100.0%          100.0%          100.0%
Cost of revenues.....................................      90.4            95.1            95.5
                                                          -----           -----           -----
Gross margin.........................................       9.6             4.9             4.5
Operating expenses:
  Marketplace technology expenses....................       0.6             0.6             1.3
  Sales and marketing expenses.......................       2.5             1.6             0.7
  General and administrative expenses................       2.9             2.8             1.2
                                                          -----           -----           -----
          Total operating expenses...................       6.0             5.0             3.2
                                                          -----           -----           -----
Income (loss) from operations........................       3.6            (0.1)            1.3
Other expense-interest on due to affiliate...........       0.7             0.5             0.3
                                                          -----           -----           -----
Income (loss) before income tax expense (benefit)....       2.9            (0.6)            1.0
Income tax expense (benefit).........................       1.2            (0.2)            0.3
                                                          -----           -----           -----
Net income (loss)....................................       1.7%           (0.4)%           0.7%
                                                          =====           =====           =====

YEARS ENDED DECEMBER 31, 1999 AND 1998

  Revenues

     Revenues increased to $246.1 million for the year ended December 31, 1999 from $53.0 million for the year ended December 31, 1998. This 364.7% increase was primarily due to $181.0 million in additional revenues generated from sales to SBC Communications, Bell Atlantic Corporation and GTE. This increase was a result of the purchasers' greater utilization of the marketplace related to both new and existing contracts.

  Cost of Revenues

     Total cost of revenues increased to $235.2 million for the year ended December 31, 1999 from $50.4 million for the year ended December 31, 1998. This 367.0% increase was primarily due to product costs related to the increase in products sold through our marketplace. We purchased the majority of these products from Lucent and Fujitsu.

  Gross Profit

     Gross profit increased to $11.0 million for the year ended December 31, 1999 from $2.6 million for the year ended December 31, 1998. This 320.8% increase was primarily due to purchasers' greater utilization of the marketplace related to both new and existing contracts. Gross profit as a percentage of sales for the year ended December 31, 1999 decreased to 4.5% from 4.9% for the year ended December 31, 1998. This decrease was primarily due to a significant increase in low margin equipment sold through our marketplace. We expect that gross profit as a percentage of sales may continue to decline over the next two years as we encourage maximum purchaser and supplier participation in our marketplace.

  Operating Expenses

     Marketplace technology expenses. Marketplace technology expenses represent direct and allocated expenses related to marketplace development and integrated back-office systems. These expenses primarily are comprised of personnel costs. The increase to $3.2 million for the year ended December 31, 1999 from $309,000 for the year ended December 31, 1998 was primarily due to the increased number of employees enhancing, developing and supporting our marketplace and infrastructure. We expect that our marketplace technology expenses will significantly increase during the next two years as we continue to enhance and develop functionality on our Web site, implement and execute on our XML strategy and continue the development of customized private extranet sites for major purchasers.

     Sales and marketing expenses. Sales and marketing expenses represent direct expenses such as personnel costs and advertising. Sales and marketing expenses increased to $1.8 million for the year ended December 31, 1999 from $860,000 for the year ended December 31, 1998 due to increased advertising in an effort to develop brand recognition for telcobuy.com and increased personnel costs. We anticipate that our sales and marketing expenses will significantly increase during the next two years as we add sales and marketing personnel to assist in this process.

     General and administrative expenses. General and administrative expenses represent direct and allocated operating expenses, the largest component of which is personnel cost. The general and administrative expenses increased to $2.9 million for the year ended December 31, 1999 from $1.5 million for the year ended December 31, 1998. General and administrative expenses increased primarily as a result of increased personnel costs, professional fees and other allocated costs incurred to support the growth of our business. We expect that our general and administrative expenses will significantly increase during the next two years due to the administrative resources needed to continue to support the growth of our business.

  Interest Expense

     Interest expense increased to $691,000 for the year ended December 31, 1999 from $234,000 for the year ended December 31, 1998. The increase was primarily the result of interest expense on increased borrowings from World Wide Technology to cover higher working capital requirements for the year ended December 31, 1999 over the year ended December 31, 1998.

  Income Tax Expense (Benefit)

     Income tax expense increased to $840,000 for the year ended December 31, 1999 from an income tax benefit of $119,000 for the year ended December 31, 1998. The income tax expense (benefit) is the result of applying the appropriate tax rate to the taxable net income for the respective period. However, for the period from October 1, 1999 through December 31, 1999, we were was a separate limited liability company and elected partnership tax treatment. As a result, the income tax effect for this period was passed through to its members.

YEARS ENDED DECEMBER 31, 1998 AND 1997

  Revenues

     Revenues increased to $53.0 million for the year ended December 31, 1998 from $19.3 million for the year ended December 31, 1997. This 174.0% increase was primarily due to $32.6 million in additional revenues generated from sales to SBC Communications and GTE. This increase was a result of the purchasers' greater utilization of the marketplace related to both new and existing contracts.

  Cost of Revenues

     Total cost of revenues increased to $50.4 million for the year ended December 31, 1998 from $17.5 million for the year ended December 31, 1997. This 188.1% increase was primarily due to product costs related to the increase in products sold through the marketplace. We purchased the majority of these products from Lucent and Fujitsu.

  Gross Profit

     Gross profit increased to $2.6 million for the year ended December 31, 1998 from $1.8 million for the year ended December 31, 1997. This 41% increase was primarily due to purchasers' greater utilization of the marketplace related to both new and existing contracts. Gross profit as a percentage of sales for the year ended December 31, 1998 decreased to 4.9% from 9.6% for the year ended December 31, 1997. This decrease was primarily due to a significant increase in lower margin equipment sold through the marketplace.

  Operating Expenses

     Marketplace technology expenses. Marketplace technology expenses increased to $309,000 for the year ended December 31, 1998 from $110,000 for the year ended December 31, 1997 due primarily to the increased number of employees enhancing, developing and supporting our marketplace and infrastructure.

     Sales and marketing expenses. Sales and marketing expenses increased to $860,000 for the year ended December 31, 1998 from $488,000 for the year ended December 31, 1997 due primarily to increased personnel costs.

     General and administrative expenses. General and administrative expenses increased to $1.5 million for the year ended December 31, 1998 from $554,000 for the year ended December 31, 1997. General and administrative expenses increased primarily as a result of increased personnel costs.

  Interest Expense

     Interest expense increased to $234,000 for the year ended, December 31, 1998 from $128,000 for the year ended December 31, 1997. The increase was primarily the result of interest expense on increased borrowings from World Wide Technology to cover higher working capital requirements for the year ended December 31, 1998 over the year ended December 31, 1997.

  Income Tax Expense (Benefit)

     Income tax benefit increased to $119,000 for the year ended December 31, 1998 from an income tax expense of $228,000 for the year ended December 31, 1997. The income tax expense (benefit) is the result of applying the appropriate tax rate to the taxable net income for the respective period.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to March 13, 2000, we primarily funded our operations through borrowings from World Wide Technology. As of December 31, 1999, we had cash and cash equivalents of zero and borrowings due to World Wide Technology of $13.1 million.

     Cash used in operating activities during the year ended December 31, 1999 was $11.5 million. Cash provided by operating activities during the year ended December 31, 1998 was $465,000 while cash used in operating activities during the year ended December 31, 1997 was $2.0 million. Cash used in operating activities was principally for the development of our Web site, the development of our marketplace and e-business enabled infrastructure, the expansion of our sales and marketing force, the expansion of the administrative and operations staff to support our growth and the expansion of working capital necessary to support the receivables, inventory, accounts payable and accrued expenses and other current liabilities associated with the revenue growth.

     Effective March 13, 2000, we secured a $20.0 million line of credit with Mercantile Business Credit Inc. to fund working capital requirements. The amount available under the line is based on a percentage of eligible accounts receivable and is secured by our accounts receivable, inventory, property and equipment and general business assets. Borrowings on the line bear interest at rates based on prime or LIBOR. We pay a fee of 0.25% on the unused portion of the line of credit. The line of credit includes certain restrictive covenants including, among others, the maintenance of minimum tangible net worth, a funded debt to tangible net worth ratio and a limit on capital expenditures.

     Taking into consideration the $20.0 million line of credit, we believe that our existing liquidity and capital resources, including the proceeds resulting from the sale of our common stock in this offering, will be sufficient to satisfy our cash requirements for the next two years. To the extent that the offering proceeds and the amount available under the line of credit are insufficient, we will be required to raise additional funds through equity or debt financing. There can be no assurance that we will be able to raise such funds on favorable terms, or at all.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Investments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supercedes a number of existing standards. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. As we do not currently engage in derivative or hedging activities, the adoption of SFAS No. 133, as amended, is not expected to have a material impact on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our interest expense is sensitive to changes in the general level of interest rates, as the interest on our borrowings are based on floating rates. We believe, however, that we are currently not subject to material interest rate risk.

                                    BUSINESS

OVERVIEW

     We provide a comprehensive, vendor-neutral, Internet-based, business-to-business marketplace for the buying and selling of telecommunications infrastructure products and services. Our marketplace helps participants build-out and upgrade telecommunications networks more quickly, more efficiently and at a lower cost than by traditional means.

     As a one-stop e-commerce destination, telcobuy.com is more than a site to buy and sell network equipment. Our services also enable purchasers to Web-manage some of their common responsibilities such as product availability inquiries, delivery coordination, inventory tracking and online network design and collaboration. Our vendor-neutral approach and open and scalable market is attractive to both purchasers and suppliers. We believe this comprehensive and unbiased solution provides purchasers and suppliers with a unique online marketplace for telecommunication products and services. Our marketplace includes a comprehensive database that aggregates over 500,000 products representing over 1,000 different suppliers. We have established our marketplace as an effective medium of transacting business evidenced by revenue of $246.1 million in 1999, a 364.7% increase over the $53.0 million in revenue earned in 1998.

INDUSTRY BACKGROUND

  Growth of the Internet and Business-to-Business Electronic Commerce

     The Internet is rapidly changing the competitive landscape of many industries, creating significant opportunities for companies to expand and improve their businesses. Companies are increasingly using the Internet to create business-to-business networks to streamline complex processes, to purchase and supply goods and services and to exchange information among fragmented groups of purchasers, manufacturers and distributors. Forrester Research has estimated that business-to-business e-commerce in the U.S. will increase from $109 billion in 1999 to $2.7 trillion in 2004.

     Business-to-business e-commerce enables purchasers and suppliers in fragmented markets to reduce procurement process inefficiencies. Purchasers can reduce their time-to-market pressures, improve their purchasing processes and easily access current product information and a broad range of products and services. Suppliers are able to cost-effectively access global markets, streamline their sales, marketing and distribution operations, thereby satisfying demand and efficiently distributing updated product information. Because a growing number of businesses are establishing their own e-commerce Web sites, it is difficult for any individual business to attract a significant number of online purchasers. As a result, companies are increasingly realizing the value of a global online marketplace that aggregates purchasers and suppliers.

  Telecommunications Infrastructure Market

     The telecommunications infrastructure market has experienced tremendous change in recent years, spurred by factors such as increased carrier competition, expanded service offerings, emergence of the Internet, increased demand for bandwidth, advancements in technology and the convergence of voice and data. These factors have placed increasing pressure on telecommunications providers to quickly build-out networks to meet the growing demand for telecommunications services. As a result, telecommunications companies are making substantial expenditures on infrastructure to build, maintain and upgrade their networks. According to Dataquest, a technology market research firm, the market for telecommunications infrastructure equipment is estimated to be $277 billion in 2000.

     Purchasers of telecommunications infrastructure equipment and services comprise a diverse group. They include companies that provide local telephone service (local exchange carriers, or LECs) and companies that provide long-distance telephone service (interexchange carriers, or IXCs), as well as Internet service providers (ISPs). Prior to the enactment of the Telecommunications Act of 1996, each state granted a regulated monopoly for local telephone service to specific LECs in particular territories, known as the incumbent local exchange carriers (ILECs). One of the objectives of the Telecommunications Act of 1996 was to open the local telephone service market to greater competition. As a result, since 1996 many competitive local exchange carriers (CLECs) have entered the business of offering local telephone service in competition with the ILECs.

     The traditional process for procuring the infrastructure products and services that these telecommunications companies require is highly fragmented, time-consuming and costly. For example, a single purchasing agent within one of these organizations may purchase products and services from hundreds of suppliers. In the U.S. alone, products are supplied by over 1,000 manufacturers and distributors, ranging from Fortune 500 corporations, such as Lucent, Tellabs and GTE, with extensive offerings to small companies offering a limited range of products and services. Purchases may range in value from over $1 million for complex network switches to a few dollars for commodity products, such as connectors or bolts.

  Limitations of the Traditional Procurement Process

     Both purchasers and suppliers of telecommunications infrastructure products and services are under increasing pressure to reduce their time-to-market and costs. However, the traditional procurement process is burdened by the use of manual and paper-based processes, the fragmentation of the market, the lack of transparency in the order and delivery process and the constraints imposed by legacy technology systems.

     Manual and Paper-Based Processes. Traditionally, companies have prepared and processed purchase orders for telecommunications infrastructure products and services using paper-based systems and manual processes, such as telephone calls, fax transmittals, and mail or overnight courier deliveries. These processes are time-consuming, costly and unreliable. For example, manual and paper-based processes make it difficult to collect data from various departments within both supplier and purchaser organizations, thereby hampering their ability to manage large projects effectively, to meet strict deadlines and to settle transactions on a timely basis. In addition, product information and pricing data change so frequently that it is difficult and expensive to provide or obtain accurate and current information through paper-based sources. Moreover, manual and paper-based processes require multiple entries of the same data, consuming valuable time and giving rise to increased chances for error.

     Fragmented Supplier Base. A telecommunications network project could necessitate the procurement of hundreds of products and services from a wide variety of sources. For each product or service required, the purchaser may often contact several different suppliers in order to determine which can best meet the purchaser's technical specifications and cost and delivery requirements. The purchaser must then coordinate the fulfillment and delivery of the purchase orders placed with the various suppliers in order to ensure that all of the project requirements are met. Difficulty or delay in procuring even the most basic components could hold up an entire project. The cumulative impact of procuring numerous products and services from a fragmented supplier base can result in substantial delays and increased costs.

     Lack of Process Transparency. With traditional procurement processes, a purchaser may expend much time and effort to determine inventory availability, track order status and otherwise closely monitor the progress of each purchase order. The lack of access to current and complete information relating to the preparation and status of a purchase order at each step in the process could impede a purchaser's ability to meet its time-to-market pressures.

     Legacy System Constraints. The legacy technology systems of both purchasers and suppliers are often large, complex installations that are the products of many years of customized development. As a result, these systems frequently cannot be easily adapted to Internet-based technologies for communicating with their trading partners. These legacy systems also often make it difficult for both purchasers and suppliers to integrate the procurement process within their own back-office systems. For example, the duplicate entry of data at various points within the systems increases the time, effort and risk of error in the procurement process.

THE TELCOBUY.COM SOLUTION

     We provide a comprehensive, Internet-based procurement process in the telecommunications infrastructure market. Our marketplace provides multiple benefits to both purchasers and suppliers. Telecommunications service providers, including SBC Communications, Bell Atlantic and GTE, use our marketplace primarily to reduce time-to-market and costs, to increase efficiencies and to gain access to a wide range of products and services in a one-stop environment. Telecommunications equipment manufacturers, including Fujitsu, Lucent and Sun Microsystems, Inc., use our marketplace primarily to reduce time-to-market and costs and to improve product demand forecasting. In addition, our marketplace enables suppliers to efficiently and cost-effectively serve their existing purchaser base and to gain access to additional purchasers at little marginal cost.

     Faster, Simpler, More Efficient Processes. Through our marketplace, purchasers quickly and easily access the products and services of many suppliers. Suppliers may make available to participants comprehensive and current information and pricing for their products and services. Because our Web site is vendor-neutral, a purchaser has access to products and services from a wide variety of suppliers, and may identify the appropriate supplier for each product or service required and place the purchase order. Because the entire process of placing orders for products and services is made simpler, faster and more efficient, participants are able to reduce their transaction costs and meet their time-to-market needs.

     Centralized Market. Our marketplace provides purchasers with access not only to the suppliers of the core products and services required for the installation of telecommunications networks, but also to the many suppliers of complementary products. This enables suppliers to concentrate on the sale of their core products and services. It also enables purchasers to assemble a single bill of materials with products from multiple suppliers and to receive only one invoice for that bill of materials. The enhanced communication between purchasers and suppliers makes it easier for them to collaborate in the timely and accurate delivery of products and services, project management and other value-added services.

     Increased Process Transparency. The technology we use in our marketplace provides purchasers with access to information on inventory availability, order status, and other data which provides greater visibility on the placement and processing of purchase orders. Furthermore, our technology allows suppliers to better manage the demand for their products and services. The greater transparency of the purchase order process enables both purchasers and suppliers to speed the network build-out process and to make better, more informed decisions.

     Integration with Legacy Systems. We use extensible mark-up language (XML) and other Internet-based technology to integrate companies using a wide variety of legacy systems into each other through our marketplace. Once a purchaser or supplier has become a participant in and integrates with our marketplace, it can readily connect to each new trading partner that enters our marketplace. The integration of these legacy systems with our back-office technology facilitates the end-to-end automation of the procurement process, thereby expediting the entire process and reducing the risks of error, such as those that arise from the duplicate entry of data.

     Comprehensive Industry Community. We provide an Internet-based community of trading partners in the telecommunications infrastructure industry. Our services are designed to accumulate knowledge for individual market participants, as well as for the market as a whole. Market participants can use knowledge accumulated through our services that pertains to themselves and their trading partners to simplify and organize the procurement process. Participants can also customize their own business processes using our services. By participating in our marketplace, companies are able to negotiate mutually beneficial arrangements for customized contract pricing between particular purchasers and suppliers, or volume discount pricing for suppliers that are publicly accessible through our marketplace. We believe that by providing a vendor-neutral marketplace, we increase the attractiveness of our marketplace to a large number of purchasers and suppliers. By providing purchasers with access to products and services from a wide range of suppliers, we can attract more purchasers to our marketplace, further increasing the value of our services to suppliers.

STRATEGY

     Our objective is to be the leading marketplace for telecommunications infrastructure products and services. We intend to achieve this objective through the following strategies:

     Capitalize on First Mover Advantage and Build Brand Equity. We believe that we are the first provider of a comprehensive, Internet-based solution in the telecommunications infrastructure market. We intend to increase our brand equity and visibility within the market by significantly increasing our investment in marketing, sales, advertising and public relations. We believe that once participants use and become integrated with our marketplace, the benefits they achieve and the significant costs to switching to an alternative procurement solution will encourage them to continue to use our marketplace. Our goal is to capitalize on our first mover position in this market and to become the industry standard for providing a comprehensive, single-source procurement solution for market participants. As we continue to build our brand equity, we intend to attract new participants to our marketplace, including emerging telecommunications service providers, such as CLECs and ISPs.

     Increase and Leverage Recurring Marketplace Participation. Most of our large purchasers and suppliers transact business with us on a recurring basis. We believe that there are other purchasers and suppliers that we can introduce to our marketplace, and that we can leverage off of the existing relationships of our current marketplace participants to attract new participants. For example, if a supplier recognizes benefits from selling to certain purchasers through our marketplace, we believe that the supplier will be motivated to direct its other purchasers to our marketplace. Likewise, once a purchaser becomes accustomed to procuring products and services through our marketplace, we believe it will direct suppliers who do not already participate in our marketplace to us. We believe that we will develop recurring relationships with purchasers and suppliers once they have been introduced to our marketplace.

     Extend Our Technology Leadership Position. We believe that our robust, scalable and fully integrated front-end and back-office technology provides us with a competitive advantage. We have over three years of in-market experience using our back-office technology to support our Internet-based marketplace. Because we have already built our logistical systems, the cost of extending existing successful programs to additional purchasers or suppliers is lower than establishing entirely new programs. We will continue to invest in technology advances in order to extend our technology leadership position.

     Expand Our Service Offerings. We intend to introduce new services to more fully engage and support the existing participants of our marketplace, each of which will be structured to save time, effort and money. We are currently developing such services as applications hosting, on-line content, advertising, bulletin boards, chat rooms and auctions for surplus and used telecommunications equipment.

     Expand Into International Markets. We believe that the global reach of the Internet and the fragmented nature of many international markets for telecommunications infrastructure equipment provide a significant opportunity for the creation of a global marketplace. We have designed our marketplace to be easily adaptable to international participants in the telecommunications infrastructure industry. We intend to leverage our marketplace to attract service providers, contractors and engineers in Europe, Latin America and Asia. We may pursue strategic acquisitions to establish distribution channels to facilitate our international expansion.

THE TELCOBUY.COM MARKETPLACE

     The primary benefit of our Internet-based marketplace is our electronic purchasing service that allows participants to inquire about, order and schedule delivery of over 500,000 telecommunications products from our growing database of over 1,000 suppliers. Our product offerings range from complex network switches costing more than $1 million to basic components costing a few dollars. Purchasers are able to:

     - search our proprietary online stores and access multiple suppliers' products simultaneously;

     - compare product attributes;

     - order products from multiple suppliers on one consolidated order form;

     - receive a single invoice;

     - have a single point of contact for customer service;

     - check order status through the delivery phases; and

     - create a customized list of frequently purchased products for easy and scheduled reordering.

     Once a purchaser submits an order to us, our customer service representatives oversee the order fulfillment process. In the majority of cases, we purchase the items from suppliers at either pre-negotiated prices or at a discount from the suppliers' list prices and arrange for shipment from the suppliers directly to the purchaser. In situations where we have an existing inventory of particular products, we will ship directly from our warehouse. After the suppliers ship the items, we can present to the purchaser a consolidated invoice for the products and services purchased from all suppliers. Purchasers then pay us by credit card through a private and secure Web connection, through electronic data interchange (EDI), or through a more traditional system of open accounts.

     We offer customized interactions for purchasers with specific requirements, such as pre-negotiated pricing discounts from preferred suppliers and more advanced integration with enterprise systems. This prearranged process facilitates internal approval of the order, routing of the workflow and integration with the purchaser's financial system.

     Online Project Management. Effective project management requires real-time availability of current and complete information. We provide an Internet-based repository that can be used by participants in a particular project to accumulate and store data that is immediately accessible for project management or collaboration.

     Resources. We offer a broad range of information and reference materials for engineers, project managers and purchasing agents. Our Request List service helps purchasers locate hard-to-find items by enabling them to contact our staff engineers and purchasing agents. Our Mail and project collaboration service allow purchasers to simultaneously broadcast requests for technical data, product information and price quotations to multiple suppliers. We intend to further expand our resources to offer a broader array of information and reference materials for all purchasers and suppliers.

     E-SWAT Team. Our E-SWAT Team assists our purchasers and suppliers by integrating a number of manual business processes into the telcobuy.com solution. The E-SWAT Team will help to automate and integrate product information and other content from suppliers with a purchaser's ordering systems. This service will provide current product pricing and availability data from multiple suppliers directly into a purchaser's procurement system, without the need to maintain separate supplier catalogs. Purchase orders can be sent directly from a purchaser's procurement system to our Web-hosted electronic ordering system.

     Web Conferencing. Our Web conferencing system gives purchasers and suppliers the competitive advantage of stronger, more direct relationships with each other, regardless of time or distance. With our comprehensive capabilities to provide or host online presentations, application viewing and Web touring, purchasers and suppliers can present, demonstrate, train and collaborate with each other and with their own employees, partners or customers, live and on-demand. Our system allows real-time presentations to as many as 500 geographically dispersed conference attendees without the time, expense and disruption of physical travel.

     Technical and Engineering Services. We have built a professional services staff that provides specialized services to the service provider community. Our staff performs specific services, including design, systems integration, detail engineering, project management, and product tests and acceptance. Our professional services staff has grown to more than 40 professionals with expertise in all facets of telecommunications network services. Many of our services professionals have been hired from leading telecommunications services companies such as Lucent, SBC Communications and Ameritech Corporation.

MARKETPLACE PARTICIPANTS

     Our marketplace is used by a wide range of participants in the telecommunications infrastructure industry, including ILECs, CLECs, ISPs, IXCs, contractors, suppliers, distributors and manufacturers. In 1999, we generated approximately 94% of our revenue from three customers: SBC Communications, Bell Atlantic, and GTE. While we have contracts with many customers, including our three largest customers, the contracts are terminable upon little or no notice. In 1999, two suppliers, Fujitsu and Lucent, accounted for approximately 88% of the total supply of products purchased through our marketplace.

     A representative list of participants who have transacted business through our marketplace include:

PURCHASERS                                  SUPPLIERS
----------                                  ---------
AT&T Corporation                            ADC Telecommunications, Inc.
Bell Atlantic Corporation                   ALLTEL Corporation
Global Crossing Ltd.                        Fujitsu Network Communications, Inc.
GTE Corporation                             GTE Supply
KNK Telecom LLC                             Lucent Technologies, Inc.
Pinkerton Cables Inc.                       Sun Microsystems, Inc.
Primary Network Communications Inc.         Tellabs, Inc.
SBC Communications, Inc.

CASE STUDIES

     The following case studies illustrate how a select group of participants are using our marketplace.

     SBC Communications, Inc. SBC Communications provides comprehensive telecommunications products and services through a global network of operations in the U.S. and internationally. Its subsidiaries include ILECs such as Southwestern Bell, Ameritech and Pacific Bell, and a CLEC, SBC Telecom. Historically, SBC Communications and its subsidiaries encountered delays in trying to meet aggressive accelerated network build-out schedules due to the complexity in synchronizing the purchasing and delivery of many products from many suppliers. Manual, paper-based processes were unable to meet the demand of accelerated schedules. SBC Communications now turns to telcobuy.com to coordinate product selection, order fulfillment and delivery schedules. Through our marketplace, SBC Communications is now able to meet network deployment deadlines with fewer procurement resources and more accurate and timely information and delivery.

     GTE Supply. GTE Supply, a division of GTE Corporation, specializes in providing domestic and international logistics, procurement and electronic repair services to national telecommunications service providers, original equipment manufacturers and contractors. Prior to becoming a participant in our marketplace, GTE Supply faced the challenge of cost-effectively transacting business with a growing, fragmented customer base of engineering and installation contractors. Manual communication of changing product, price and availability and processing paper-based and phone-in orders was time-consuming and costly. Through our marketplace, GTE Supply now presents current product, price and availability information on thousands of materials from hundreds of suppliers and can supply these materials to a diverse contractor base. As a supplier to telcobuy.com, GTE Supply has reached additional new customers while reducing its cost per transaction.

     Primary Network Communications Inc. Primary Network is a CLEC and ISP that provides voice, data and Internet services in the Midwest. Rapidly building out its networks in new cities required a high degree of coordination to prevent delays. Attempting to buy, stage, assemble, test and install the network elements strained Primary Network's limited in-house resources. By using our marketplace, Primary Network accesses a single source through which all facets of deployment are managed. With volume equipment and contracted services purchasing power, we help them reduce build-out costs and ensure on-time network implementation. Our Internet-based project management services provides timely information and performance data to Primary Network.

     Stockton Telecommunications. Stockton installs telecommunications equipment under contracts and provides engineering services for a variety of telecommunications companies, including US WEST, Inc., Southwestern Bell Telephone, Tellabs, Sprint Corporation, and MCI WorldCom, Inc. Stockton's customers place stringent demands on its engineer and installation services to complete network build-out projects on time and under budget. Calling multiple supplier sources to determine best price and ready availability was costing Stockton valuable time and money. By using our marketplace, Stockton has substantially reduced time searching for materials and now obtains favorable pricing and availability. Allowing procurement flexibility, simple re-order processing and self-service shipment status, telcobuy.com delivers the products Stockton needs to satisfy its customers and increase its profitability.

SALES AND MARKETING

     We market and sell our solution through direct sales, traditional and Internet marketing initiatives and co-marketing relationships. Our efforts are directed primarily to engineers, purchasing managers, project managers and executives who are looking for a comprehensive e-commerce solution to their telecommunications purchasing and supply needs.

     Our experienced sales force concentrates on selling our larger scale solutions to larger service providers. We also sell our purchasing solutions to medium-sized and smaller service providers, such as CLECs and ISPs. In addition, our sales team assists suppliers in offering solutions related to their product offerings. Our sales professionals average over 15 years of experience in the telecommunications infrastructure industry. By taking advantage of their experience, we expect to continue to attract and retain purchasing professionals and suppliers, grow our purchaser base and increase recurring business. We have demonstrated the ability not only to obtain multi-million dollar programs with many of our key purchasers and suppliers, such as SBC Communications, Bell Atlantic, GTE, Fujitsu, Lucent and Tellabs, but also to leverage those successes into additional recurring business. We will continue to focus on all of our existing purchasers and suppliers while simultaneously marketing to new ones.

     We use a variety of marketing channels to build recognition of our Internet-based solution, as well as to promote our solutions to both purchasers and suppliers. These channels include direct marketing, print and online advertising, trade shows and seminars. We intend to communicate new product and service offerings and other enhancements to industry analysts and business media on a regular basis through press releases, phone briefings, in-person meetings and trade show appointments. We also may enter into strategic relationship agreements with key suppliers which provide incentives in the form of warrants or other equity interests based upon the attainment of certain performance based criteria.

TECHNOLOGY

     We have expended significant resources in developing all the necessary components to operate our marketplace and services successfully. We are hosted at a third-party data center based in St. Louis, Missouri and are accessible by standard Web browsers, requiring minimal software installation at the purchaser site and enabling rapid deployment of applications, enhancements and updates. We use technology including Cisco Systems, Inc. network technology, Sun Microsystems servers, BEA Systems, Inc. WebLogic server software, webMethods, Inc. business-to-business integration software and enterprise-class database, as well as enterprise resource planning (ERP) applications from Oracle Corporation.

     The Systems Architecture for our marketplace consists of five technology layers: Network, Operating Systems, Databases and Directories, Middleware and Applications. In addition, systems management and control is built into each technology layer of the architecture.

     We have developed our e-commerce solutions utilizing XML technology and other advanced development methodologies and Internet-based tools that enable rapid development and deployment of customized versions of our marketplace and services. We believe this will allow us to quickly deliver purchaser-specific solutions while minimizing development time and costs. Our systems architecture is designed to accommodate the expected growth in the number of products offered. Using custom-developed data management applications, we also provide a scalable marketplace environment to convert and maintain the product data provided by suppliers for inclusion in our product catalog databases.

     We own or lease from World Wide Technology all of our front-office and back-office production servers and Web site hardware. Our Web site runs on multiple redundant product application servers. The third-party data center in St. Louis provides us with environmentally controlled space, 24-hour systems support and high bandwidth Internet connectivity via redundant high-speed connections.

INTELLECTUAL PROPERTY

     We entered into a Licensing Agreement with World Wide Technology on January 21, 2000, effective as of October 1, 1999. This agreement grants us a non-exclusive, world-wide, perpetual license to use, modify, develop applications for, market, distribute and sub-license the business-to-business Internet technology used by telcobuy.com. Our use of this technology is unlimited while World Wide Technology, the owner of the technology, is restricted as follows:

     - World Wide Technology cannot use the technology to provide products or services to vendors or purchasers who derive more than 25% of their revenue from telecommunications equipment sales or whose revenues from such sales exceeds $100 million; and

     - we have the first right to take advantage of any business opportunities to strategically use the technology, even if World Wide Technology first learns of the opportunity.

     As enhancements to the technology are developed while the technology is resident at World Wide Technology, those enhancements go with this license. Should we so choose, we may install and maintain, at our expense, a duplicate of the technology at our own facilities. Once the technology is transferred to our facilities, World Wide Technology is required to deliver a copy of the source code to us and we can create and use derivative works of the technology.

     We rely on a combination of trade secret, copyright, service mark and trademark laws, license agreements, nondisclosure and other contractual provisions and technical measures to protect our proprietary rights in our products, technology and processes. We have applied for registration of the mark "telcobuy.com" and the telcobuy.com logo in the United States; however, we may not be able to secure adequate protection for our service marks and trademarks in the United States and other countries. Our software technology is not patented and existing copyright laws offer only limited practical protection. We cannot guarantee that the legal protections on which we rely will be adequate to prevent misappropriation of our technology. Moreover, these protections do not prevent independent third-party development of competitive products or services. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of some foreign countries do not protect intellectual property to the same extent as do the laws of the United States. We believe our proprietary rights do not infringe upon the proprietary rights of third parties. However, we cannot provide any guarantees about the third party products or services sold in our marketplace or that third parties will not assert infringement claims against us in the future or that any such assertion will not require us to enter into a license agreement or royalty agreement with the party asserting a claim. If the products or services sold in our marketplace infringe the proprietary rights of third parties, we may be deemed to infringe those rights by selling such products or services. Even the successful defense of an infringement claim could result in substantial costs and diversion of our management's efforts.

     World Wide Technology and we rely on licenses with third parties such as Oracle, Sun Microsystems and Microsoft Corporation for the use of their technology. Should these licenses be terminated for any reason, this could have a material adverse effect on our business.

COMPETITION

     The market for the services that we offer is new, competitive and rapidly evolving. Our primary competition includes the following:

     E-Commerce Providers. A number of e-commerce providers have established online marketplaces in other industries such as the life sciences, energy, chemicals and telecommunications services. Although these companies do not currently compete in the telecommunications infrastructure industry, it is possible that any of these companies or other e-commerce providers will build an online telecommunications infrastructure community. In addition, BellSouth Corporation and Commerce One, Inc. have announced that they intend to form a joint venture to develop an Internet marketplace for the telecommunications infrastructure industry. A BellSouth/Commerce One joint venture may prove to be a formidable competitor as together they have significant resources and knowledge and experience in the telecommunications and Internet business-to-business industries.

     Traditional Telecommunications Distributors. Competition will come from traditional distributors. There are numerous traditional distributors that offer telecommunications products. Primary competition within this market segment will come from distributors such as Graybar Inc. and Anixter Inc. who purchase thousands of products from manufacturers, offer them to purchasers and provide distribution services. Most traditional distributors have only rudimentary, static and informational Web site catalogs.

     Suppliers' E-Commerce Initiatives. Many suppliers have developed their own e-commerce Web sites. As the online market for products and services grows, we expect that these and other suppliers will further develop their own online services. Every telcobuy.com supplier represents a potential competitor; these include suppliers such as GTE Supply, manufacturers such as Fujitsu, engineering and installation contractors such as Butler Telecom Inc. and telephone companies such as SBC Communications.

     We believe that companies in this market compete based on brand recognition, breadth of products and services, price, ease of use, customer service and fulfillment capabilities. Competition is likely to intensify as this market matures. As competitive conditions intensify, competitors may enter into strategic or commercial relationships with larger, more established and well-financed companies and devote substantially more resources to Web site and systems development. Our current and potential competitors' Internet-based marketplaces may achieve greater market acceptance than ours. Many of our existing and potential competitors, including large traditional distributors, have longer operating histories in the market for telecommunications infrastructure equipment and services, greater name recognition, larger purchaser bases and greater financial, technical and market resources than we do.

     In addition, new technologies and the expansion of existing technologies may increase competitive pressures. As a result of increased competition, we may experience reduced operating margins, as well as loss of market share and brand recognition. We cannot be certain that we will be able to compete successfully against current and future competitors and competition could have a material adverse effect on our revenue growth and earnings.

GOVERNMENT REGULATIONS

     We are subject to various laws and regulations relating to our business. Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted or interpreted in the United States and abroad with particular applicability to the Internet. In addition, it is possible that governments may enact legislation that may be applicable to us in areas such as content, product distribution, network security, encryption and the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, access charges and re-transmission activities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation, personal privacy, product liability and environmental protection, as well as the necessity for governmental permits, labeling, certifications and the need to supply information to relevant parties, is uncertain. Most of these laws were adopted before the widespread use and commercialization of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Any export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase our cost of doing business or increase our legal exposure. Any of these factors could have a negative effect on our business, revenues, results of operations and financial condition.

     Because we are a certified minority contractor, to the extent there are changes of a regulatory or political nature that discourages the use of minority companies such as ours, it may have a material adverse effect on our business.

     We collect sales taxes in the jurisdictions where we are required to do so. Our failure to properly collect and pay such taxes in all of such jurisdictions could subject us to penalties that could adversely affect our earnings. Even if we do collect taxes properly for each of the jurisdictions required, the collection and payment of such taxes causes us to incur significant administrative effort and expense.

FACILITIES

     Our headquarters are located in St. Louis, Missouri, where, pursuant to an agreement with World Wide Technology, we currently occupy approximately 114,000 square feet of office and warehouse space owned or leased by World Wide Technology. World Wide Technology's lease on the property expires in February 2005. We also occupy approximately 22,000 square feet of office space in Dallas, Texas through February 2002. We currently lease approximately 150,000 square feet of office and warehouse space in Plano, Texas through March 2005. We expect these facilities to be sufficient for the foreseeable future.

EMPLOYEES

     As of March 10, 2000, we had 97 full-time employees. None of our employees are covered by a collective bargaining agreement. We consider our relations with our employees to be good.

LEGAL PROCEEDINGS

     While we may be subject to legal proceedings arising out of the ordinary course of business, we are not a party to any material legal proceedings.

                                   MANAGEMENT

OUR DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information with respect to our directors and executive officers as of March 16, 2000:

                   NAME                     AGE                        POSITION
                   ----                     ---                        --------
David L. Steward..........................  49    Chairman of the Board of Directors
James P. Kavanaugh........................  37    Chief Executive Officer and Director
Mark J. Catalano..........................  45    President and Chief Operating Officer
Thomas W. Strunk..........................  32    Chief Financial Officer and Director
Robert M. Olwig...........................  39    Chief Technology Officer
Julene J. Tojo............................  36    Vice President of Business Operations
Alan T. Hirabayashi.......................  39    Vice President of E-Business
Ann W. Marr...............................  42    Vice President of Human Resources
Scott C. Collins..........................  34    Director
Sean M. Dalton............................  29    Director
Robert T. Ebert, Jr. .....................  37    Director

     David L. Steward co-founded telcobuy.com and has served as Chairman of the Board since January 2000. In 1990, Mr. Steward co-founded World Wide Technology, our majority stockholder, where he currently serves as the Chief Executive Officer. Before founding World Wide Technology, Mr. Steward held various sales and marketing positions with Wagner Electric, Missouri Pacific Railroad and Federal Express. He currently serves on the board of directors of The St. Louis Regional Commerce and Growth Association, Missouri Technology Corporation, Webster University, BJC Health System, Union Memorial Outreach Center, St. Louis Science Center, The United Way of Greater St. Louis and The Greater St. Louis Area Council Boy Scouts of America. Mr. Steward holds a bachelors degree in business management from Central Missouri State University.

     James P. Kavanaugh co-founded telcobuy.com and has served as our Chief Executive Officer since our inception in October 1999 and has served as a director since January 2000. Mr. Kavanaugh co-founded World Wide Technology where he served from 1990 until October 1999, most recently as President and Chief Operating Officer. Before founding World Wide Technology, Mr. Kavanaugh was employed by Future Electronics where he worked in sales and management for two years. Mr. Kavanaugh holds a bachelors degree in marketing from St. Louis University. After graduating from St. Louis University, Mr. Kavanaugh was drafted as the second pick in the Professional Soccer Draft and was a member of the U.S. Olympic Soccer Team in 1984.

     Mark J. Catalano has served as our President and Chief Operating Officer since our inception in October 1999. From July 1997 to October 1999, Mr. Catalano served as Vice President and General Manager of World Wide Technology's Telco Business Unit. Prior to joining World Wide Technology, Mr. Catalano was a Regional Vice President at TIE Communications, Inc., a telecommunications voice and network solutions company. Mr. Catalano holds a bachelors degree from the University of Missouri - Columbia.

     Thomas W. Strunk has served as our Chief Financial Officer and has served as a director since our inception in October 1999. From 1994 until October 1999, Mr. Strunk served as the Vice President of Finance of World Wide Technology. Before joining World Wide Technology, Mr. Strunk served as Controller for a privately held construction company. Mr. Strunk is a Certified Public Accountant and holds a bachelors degree in accounting from St. Louis University.

     Robert M. Olwig has served as our Chief Technology Officer since our inception in October 1999. From 1996 to October 1999, Mr. Olwig was employed by World Wide Technology, most recently serving as Vice President of Information Technology. Mr. Olwig has over 14 years of experience in the information technology industry, including technical, sales and sales management responsibilities at McDonnell Douglas

Corporation, Digital Equipment Corporation and most recently at Novell, Inc. where he served as a Regional Channel Manager. Mr. Olwig holds a bachelors degree from St. Louis University.

     Julene J. Tojo has served as our Vice President of Business Operations since our inception in October 1999. Ms. Tojo, along with David Steward and Jim Kavanaugh, was a member of the team that founded World Wide Technology, most recently serving as Director of Business Operations. Ms. Tojo has over 12 years experience in the technology industry, having worked for Future Electronics in sales for two years prior to joining World Wide Technology in 1990. Ms. Tojo graduated with a bachelors degree from Southeast Missouri State University.

     Alan T. Hirabayashi has served as our Vice President of E-Business since our inception in October 1999. Mr. Hirabayashi joined World Wide Technology in 1997. Mr. Hirabayashi has over 17 years of experience in the information technology industry, including technical, sales and sales management responsibilities at Digital Equipment Corporation where he worked from 1984 to 1997, most recently as Channel Business Manager. Mr. Hirabayashi holds a bachelors degree and a master of business administration both from St. Louis University.

     Ann W. Marr has served as our Vice President of Human Resources since our inception in October 1999. Ms. Marr joined World Wide Technology in 1997, as Director of Human Resources. Ms. Marr has over 12 years of human resources experience. Prior to joining World Wide Technology she was employed as the Human Resources Manager at Enterprise Rent-A-Car and Anheuser-Busch Companies. Ms. Marr attended Webster University.

     Scott C. Collins has served as a director since January 2000. Mr. Collins is a Principal at Summit Partners, a venture capital firm based in Boston and Palo Alto, California. Mr. Collins has worked at Summit since 1996 and specializes in communications related investments. He serves as a director of numerous private companies. Prior to Summit, Mr. Collins was employed as a strategy consultant at McKinsey & Co., a global management consulting firm. Mr. Collins holds a bachelors degree in economics from Harvard College where he graduated magna cum laude and a J.D. from Harvard Law School where he graduated cum laude.

     Sean M. Dalton has served as a director since January 2000. Mr. Dalton is a General Partner of Highland Capital Partners, a venture capital firm, which he joined in May 1998. Previously, Mr. Dalton was a product manager for GTE where he developed network-based solutions for internet service providers, and was also responsible for leading the first U.S. Asymmetric Digital Subscriber Line Internet trial in 1996. He serves as a director of several private communications companies. Mr. Dalton holds a bachelors degree in engineering from the University of Delaware, a masters degree in electrical engineering from the University of Pennsylvania, and a masters of business administration from Harvard Business School.

     Robert T. Ebert, Jr. has served as a director since March 2000. He is a partner in the law firm of Bryan Cave LLP. Since February 1998, while the company operated as a division of World Wide Technology, Mr. Ebert served as member of the advisory Board of Directors of World Wide Technology. Mr. Ebert holds a bachelors degree in accounting from the University of Notre Dame, where he graduated magna cum laude and a J.D. from the University of Missouri - Columbia, where he graduated cum laude and Order of the Coif.

BOARD COMPOSITION

     Our bylaws currently provide for a board of directors consisting of between five and 20 directors as determined by the board. Currently our board consists of six directors. Each director will stand for election at each annual stockholders' meeting. There are no family relationships among any of our directors and executive officers.

AUDIT COMMITTEE

     We have established an audit committee of our Board of Directors. The audit committee currently consists of Messrs. Collins, Dalton and Ebert. Our audit committee will recommend for approval by the board of directors a firm of certified public accountants to audit our financial statements. The audit committee will also monitor the effectiveness of the audit effort, our financial accounting organization and controls.

DIRECTOR COMPENSATION

     We do not currently compensate our directors for their services as members of our board of directors, although we do reimburse them for travel and lodging expenses in connection with attendance at board and committee meetings. Our directors are eligible to receive options under our Unit Option Plan and 2000 Stock Option Plan. We will review our board compensation prior to the completion of this offering. We recently granted options to certain of our directors. See "-- Recent Option Grants" on page 37.

EXECUTIVE COMPENSATION

     The following table sets forth certain summary information concerning the total remuneration paid to our chief executive officer and each of our other four most highly compensated executive officers in fiscal year 1999.

                           SUMMARY COMPENSATION TABLE

                                                   ANNUAL COMPENSATION
                                           ------------------------------------
                                                                   OTHER ANNUAL       ALL OTHER
      NAME AND PRINCIPAL POSITION           SALARY      BONUS      COMPENSATION    COMPENSATION(1)
      ---------------------------          --------    --------    ------------    ---------------
James P. Kavanaugh.....................    $100,000    $403,368              --        $3,093
  Chief Executive Officer and Director
Mark J. Catalano.......................      78,600     188,223              --            --
  President and Chief Operating Officer
Thomas W. Strunk.......................      60,000     110,823              --         2,777
  Chief Financial Officer and Director
Robert M. Olwig........................      70,000      81,273              --            --
  Chief Technology Officer
Julene J. Tojo.........................      50,000      81,273              --           564
  Vice President of Business Operations

---------------
(1) Represents insurance premiums paid on behalf of the employee by us.

UNIT OPTION PLAN

     Our Unit Option Plan was adopted by the board of managers of telcobuy.com LLC on February 15, 2000, effective January 27, 2000. The Unit Option Plan allows for the issuance of 4,500,000 Class C membership units. These grants may be made to our employees, directors, consultants, advisors, strategic partners and other key individuals associated with us or World Wide Technology. Of the units reserved for issuance under the Unit Option Plan, 2,709,250 Class C membership units remain available for future issuance as of March 16, 2000.

     The Unit Option Plan is administered by our chief executive officer who may:

     - select the individuals eligible to receive awards and the amount of each award;

     - determine the terms and conditions of the awards granted, including the exercise price of options granted under the plan;

     - prescribe, amend and rescind rules and regulations; and

     - administer and interpret the plan.

     Options are subject to vesting schedules, terminate ten years from the date of grant and may be exercised for specified periods after the termination of the holder's employment or other service relationship with us. Upon the exercise of options, the option exercise price must be paid in full by one of the following means:

     - cash;

     - at the discretion of our chief executive officer, by delivery of units that have been owned by the holder for at least six months; and

     - at the discretion of our chief executive officer, by any combination of cash and units.

     In the event of a conversion into a corporation, the option agreements contain provisions that allow for the substitution and/or the adjustment of shares of common stock or other equity securities subject to each outstanding option, as determined at our sole discretion. The term of the Unit Option Plan is ten years, unless sooner terminated by our chief executive officer.

RECENT OPTION GRANTS

     Effective as of February 16, 2000, we granted options to purchase 1,790,750 shares of common stock under the Unit Option Plan to approximately 375 employees, consultants, directors and advisory directors of telcobuy.com and World Wide Technology. These options are exercisable at a price of $4.05 per share and have varying vesting schedules, with 331,500 options vesting in November 2000, 528,000 vesting in May 2001, 166,500 vesting in November 2001, 410,875 vesting in May 2002, 153,000 vesting in May 2003 and 200,875 vesting in May 2004.

     We granted options to certain of our executive officers and directors:

     - 315,000 options to each of Messrs. Catalano and Strunk, with one-half of the options vesting in November 2000 and one-half of the options vesting in May 2001;

     - 120,000 options to Mr. Olwig, with one-half of the options vesting in May 2001 and one-half of the options vesting in May 2002;

     - 60,000, 40,000 and 20,000 options to Ms. Tojo, Mr. Hirabayashi and Ms. Marr, respectively, with one-half of the options vesting in November 2001 and one-half of the options vesting in May 2003; and

     - 6,000 options to Mr. Ebert, for his services as an advisory director to World Wide Technology, with one-half of the options vesting in November 2000 and one-half of the options vesting in May 2001.

2000 STOCK OPTION PLAN

     Our 2000 Stock Option Plan was approved by the board of directors on March 16, 2000. We have reserved 2,500,000 shares of common stock for issuance under this plan and all of these shares are available for future issuance. The number of shares reserved and available for grant and issuance under this plan will be increased annually by an amount equal to the least of:

     - 2,500,000 shares of common stock;

     - the number of shares of common stock subject to options granted under the 2000 Stock Option Plan in the previous one-year period; or

     - an amount determined by the board of directors.

In no event, however, will the total number of shares subject to options under this plan exceed 20% of the then outstanding shares.

     The following shares will be available for grant and issuance under our 2000 Stock Option Plan:

     - shares issuable upon exercise of an option granted under this plan that is terminated or canceled before the option is exercised; and

     - shares used by the option holder as full or partial payment of the exercise price issued upon exercise of an option granted under this plan that are subsequently repurchased by us at the original purchase price.

     Our 2000 Stock Option Plan will terminate in ten years, unless earlier terminated in accordance with the terms of the plan. Our 2000 Stock Option Plan authorizes the award of incentive stock options, non-qualified stock options and stock appreciation rights. No person will be eligible to receive more than 1,000,000 shares in any calendar year under this plan. This plan is administered by our board of directors or a committee of the board of directors. The board of directors or the committee has the authority to interpret this plan and any agreement made under the plan, grant awards and make all other determinations for the administration of this plan.

     The exercise price of options granted under the 2000 Stock Option Plan is determined by the board of directors or the committee. Under present law, incentive stock options may not be granted at an exercise price less than the fair market value of the common stock on the date of grant, or less than 110% of the fair market value in the case of incentive stock options granted to persons holding more than 10% of the voting power of our stock. In addition, the maximum aggregate fair market value of the common stock with respect to incentive stock options which are exercisable for the first time is $100,000 for any calendar year.

     Non-qualified stock options may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Options are subject to vesting schedules, terminate ten years from the date of grant and may be exercised for specified periods after the termination of the holder's employment or other service relationship with us. Upon the exercise of options, the option exercise price must be paid in full by one of the following means:

     - cash;

     - in the discretion of the board of directors or the committee, by delivery of shares of common stock; or

     - in the discretion of the board of directors or the committee, by any combination of cash and shares of common stock.

     No shares of common stock may be tendered in the exercise of an incentive stock option unless such shares have been held by the option holder for at least one year and at least two years have elapsed since the incentive stock option was granted.

     Stock appreciation rights, commonly called "SARs," represent a right to receive a benefit equal to the appreciation in the value of a given number of shares over a specified period. The board of directors or the committee, in its discretion, may grant a SAR for all or any part of the number of shares covered by a holder's option. To exercise a SAR, the holder must deliver a written notice to us specifying the number of shares and the exercise amount the holder requests to be paid in cash and the portion, if any, the holder requests to be paid in common stock. The board of directors or the committee, in its sole discretion, determines what portion of the exercise amount will be paid in cash and what portion will be paid in common stock.

     Except as provided under the 2000 Stock Option Plan, awards granted under the plan may not be transferred in any manner other than by will or by the laws of descent and distribution.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

EMPLOYMENT AGREEMENTS

     Mr. Kavanaugh's employment agreement, dated January 21, 2000, provides for an initial annual salary of $160,000 and an annual bonus based upon our achievement of performance goals determined by the board of directors or a committee of the board of directors.

     In the event of Mr. Kavanaugh's death during the term of his employment or his incapacity or inability to perform his employment services, he or his legal representative will receive his annual salary for the remainder of the calendar year, benefits (as applicable) for the remainder of the calendar year and six months of the following year, and 100% of Mr. Kavanaugh's options will become fully vested and exercisable. If Mr. Kavanaugh is terminated by the Company without cause, he is terminated following the occurrence of a change in control event or he terminates the agreement for good reason, then he will receive a severance package. Such package includes his annual salary at the time of termination payable for two years, a pro rata bonus for the period through the date of termination, an additional bonus for the twelve-month period following termination and 100% of Mr. Kavanaugh's options will become fully vested and exercisable. Mr. Kavanaugh is subject to a two-year non-compete agreement in the event of his termination.

     Each of Messrs. Catalano, Olwig and Strunk has an employment agreement, dated March 16, 2000 and effective as of January 21, 2000, and will be paid an initial annual salary of $140,000, $90,000 and $100,000, respectively. Each may also earn an annual bonus based upon the achievement of performance goals as established for each officer by our chief executive officer.

     In the event of the death of one of these officers during the term of his employment or his incapacity or inability to perform his employment services, he or his legal representative will receive his annual salary for the remainder of the calendar year, benefits (as applicable) for the remainder of the calendar year and six months of the following year and 100% of his options will become fully vested and exercisable. If the officer is terminated by the Company without cause, he will receive severance payments equal to his annual salary at the time of termination payable for one year, a pro rata bonus for the period through the date of termination, an additional bonus for the twelve-month period following termination and 100% of his options will become fully vested and exercisable. Messrs. Catalano, Olwig and Strunk are each subject to a one-year non-compete agreement in the event of termination.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     We will enter into agreements to indemnify our directors and officers in addition to the indemnification provided for in our certificate of incorporation and bylaws. See "Description of Capital Stock -- Limitation of Liability and Indemnification" beginning on page 46.

                           RELATED PARTY TRANSACTIONS

FORMATION, RECAPITALIZATION AND CONVERSION TO CORPORATION

     On October 1, 1999, we began operating as a limited liability company under the laws of Delaware. Our initial members were World Wide Technology, James P. Kavanaugh and David L. Steward, who each owned percentage interests in the limited liability company. We were initially capitalized by the contribution of certain assets, including inventories, contract rights and accounts receivable, by World Wide Technology and we agreed to assume certain liabilities of World Wide Technology associated with the contributed assets. These contributed assets were independently valued at $81.5 million, and World Wide Technology owned all of the capital interests in the limited liability company. Messrs. Kavanaugh and Steward were issued profits interests in the limited liability company. Prior to our formation, we were operated as a division of World Wide Technology.

     On January 21, 2000, we recapitalized the limited liability company and issued and sold an aggregate of 100,000 Class A membership units and 6,750,000 Class C membership units to entities affiliated with Highland Capital Partners, Inc. and Summit Partners, L.P. and entered into an agreement to pay them an aggregate of $735,000 upon certain major capital events. Also, as of January 21, 2000, we entered into the following transactions in exchange for the capital and percentage interests in the limited liability company that each owned prior to the recapitalization:

     - issued to World Wide Technology 100,000 Class B membership units and 17,358,525 Class C membership units and entered into an agreement to pay World Wide Technology $4.5 million upon certain major capital events;

     - issued to David L. Steward 2,700,000 Class C membership units; and

     - issued to James P. Kavanaugh 6,525,000 Class C membership units.

On March 2, 2000, effective as of January 21, 2000, we issued and sold 10,000 Class A membership units and 675,000 Class C membership units to Donaldson, Lufkin & Jenrette Securities Corporation for an aggregate of $2.5 million and 30,737 Class C membership units to LeadingEdge Investors 2000, L.L.C. for $75,000. In connection with the recapitalization, we and our investors entered into an Amended and Restated Operating Agreement.

     Prior to March 13, 2000, we had access to funds under World Wide Technology's then existing credit agreement with its lender, Mercantile Business Credit Inc. When World Wide Technology contributed assets to us, its lender required that we guarantee all of World Wide Technology's obligations under the credit agreement, in addition to the obligations that were advanced to us. Our guarantee was secured by all of our assets. When we were recapitalized, we entered into an agreement with World Wide Technology whereby World Wide Technology would advance credit to us to be funded by borrowings made by World Wide Technology under its existing credit agreement. The advances that World Wide Technology made to us were at the same rates as those charged by World Wide Technology's lender. Also when we were recapitalized, Messrs. Kavanaugh and Steward guaranteed any amounts that we would be required to pay under our guarantee of World Wide Technology's obligations under its credit agreement. The guarantee of Messrs. Kavanaugh and Steward was secured by a pledge of their Class C membership units and was limited to amounts that exceed the amount that World Wide Technology advanced to us. Recently, we entered into our own credit agreement with Mercantile Business Credit Inc. and our guarantee of World Wide Technology's obligations and security agreement and the guarantee and pledge of Messrs. Kavanaugh and Steward will be canceled. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" on page 23.

     We will convert to a corporation prior to the completion of this offering pursuant to the merger of telcobuy.com LLC into telcobuy.com, Inc. In connection with this merger, each of the Class A membership units will convert into one share of Series A Preferred Stock, the 100,000 Class B membership units will convert into 6,491,475 Class C membership units and each of the Class C membership units will convert into one share of common stock. Upon completion of this offering, we will redeem all of the shares of Series A

Preferred Stock and pay $12.5 million to entities affiliated with Highland Capital Partners, $12.5 million to entities affiliated with Summit Partners and $2.5 million to Donaldson, Lufkin & Jenrette Securities Corporation, in each case plus a cumulative preferred return of eight percent compounded annually. We will use some of the proceeds of this offering to redeem the shares of Series A Preferred Stock. See "Description of Capital Stock" beginning on page 46 and "Use of Proceeds" on page 15.

     Also in connection with this merger, we will issue to World Wide Technology, as the former holder of all of the Class B membership units, a promissory note in the amount of $4.5 million, and we will issue to entities affiliated with Highland Capital Partners and Summit Partners promissory notes in the aggregate amount of $735,000, based upon their proportionate ownership of Class C membership units. The amounts due under such promissory notes will become payable upon the completion of this offering. We will use some of the proceeds of this offering to make the payments due under such promissory notes. See "Use of Proceeds" on page 15.

     In addition, we will enter into a stockholders' agreement with entities affiliated with Highland Capital Partners and Summit Partners and other investors. The stockholders' agreement will provide for "come along" rights and certain rights to sell their common stock back to us if we do not consummate a public offering prior to January 21, 2005, which rights will terminate upon the completion of this offering.

     The stockholders' agreement will also provide for certain registration rights. Subject to certain restrictions, entities affiliated with Highland Capital Partners and Summit Partners and the other investors who are a party to the stockholders' agreement will have the right to require that we register the sale of their shares of common stock under the Securities Act. The stockholders are limited to two demand registrations. A demand registration must be requested by holders of shares of common stock holding at least two-thirds in number of the number of registrable shares held by all stockholders making the demand. The stockholders are also entitled to certain "piggy-back" registration rights; the right to include their registrable shares in a registered offering of common stock by us for our own account or for the account of another stockholder, subject to certain restrictions. In addition to their demand and piggy-back registration rights, once we are eligible to use a registration statement on Form S-3, the stockholders have the right to request us to register their registrable shares on Form S-3. We are not required to file a registration statement on Form S-3 more than twice in any twelve-month period. We will pay all expenses (except for underwriting discounts and commissions) in connection with a registration of the stockholders shares. We and the stockholders have agreed to customary indemnification obligations in connection with the registration and sale of any registrable shares. We agreed that we will not enter into any agreement with respect to the registration of securities that is inconsistent with, or superior to, the rights granted to the stockholders. The stockholders may transfer their registration rights to any person acquiring any registrable shares.

TRANSACTIONS WITH WORLD WIDE TECHNOLOGY

     World Wide Technology is our majority stockholder. World Wide Technology's common stock is beneficially owned 85% by Mr. Steward and 15% by Mr. Kavanaugh. After the completion of this offering, World Wide Technology will own
approximately      % of our outstanding common stock, or approximately      % if
the underwriters' over-allotment option is exercised in full. World Wide Technology is a Missouri corporation which is principally engaged in the sale of technology services and products, especially as they relate to business solutions using the Internet.

  General Services Agreement

     We entered into a General Services Agreement with World Wide Technology on January 21, 2000, effective as of October 1, 1999. This agreement governs the relationship between us and World Wide Technology when we elect to use World Wide Technology's resources for certain services. Under the terms of the agreement, World Wide Technology will provide back-office and information technology services to us in accordance with past practices when we were operated as a separate division of World Wide Technology. The agreement allows us to take advantage of experience, efficiencies and resources in place at World Wide Technology for both back-office services as well as consulting services. Because World Wide Technology has been hosting and operating the critical business-to-business Internet technology from its inception in 1996, it is currently in the best position to handle certain day-to-day operational issues, such as information technology support and web hosting, accounts payable processing and accounts receivable processing. By outsourcing this work, we free-up critical time and resources that we believe can be better spent expanding our business. The agreement has a one-year term, and we have the option to extend the term for two additional one-year periods. The agreement provides that for six months after expiration or termination, World Wide Technology is required to provide, for a fee, transition assistance to help us take over the functions World Wide Technology was performing.

     We agreed to pay World Wide Technology for back-office services, the actual direct costs incurred by World Wide Technology for hourly personnel providing such services, plus an allocation of World Wide Technology's indirect costs incurred in providing such services as determined on a consistent basis with World Wide Technology's cost allocations to its business units and up to 20% of the sum of the direct and indirect costs. World Wide Technology and we will meet quarterly to discuss the prices for the back-office services based on the current and expected levels of back-office services and World Wide Technology's staffing and cost structure in providing the back-office services. If we do not agree each quarter on the price of the back-office services to be provided, the agreements provide for the use of alternative dispute resolution procedures. We will agree on the prices to be paid for consulting services on a case-by-case basis.

     If World Wide Technology's ownership of our outstanding equity falls below 30%, then either World Wide Technology or we may terminate the agreement upon 90 days' notice, and World Wide Technology may terminate the agreement if we breach the agreement or fail to pay World Wide Technology for services provided under the agreement. Pursuant to the agreement, we agreed to indemnify World Wide Technology for certain damages, including any damages that World Wide Technology may suffer as a result of our actions under certain subcontracts. In 1999, World Wide Technology allocated to us expenses of approximately $5.4 million for services of the kind that World Wide Technology will provide to us under the agreement. We expect to pay World Wide Technology not less than $8.0 million in 2000 for such services.

  Licensing Agreement

     We entered into a Licensing Agreement with World Wide Technology on January 21, 2000, effective as of October 1, 1999. Pursuant to this agreement, World Wide Technology granted to us a non-exclusive, world-wide, perpetual license to use, modify, develop applications for, market, distribute and sub-license the business-to-business Internet technology used by us. Our use of this technology is unlimited while World Wide Technology, the owner of the technology, is restricted as follows:

     - World Wide Technology cannot use the technology to provide products or services to vendors or purchasers who derive more than 25% of their revenue from telecommunications equipment sales or whose revenues from such sales exceeds $100 million; and

     - we have the first right to take advantage of any business opportunities to strategically use the technology, even if World Wide Technology first learns of the opportunity.

     As enhancements to the technology are developed while the technology is resident at World Wide Technology, those enhancements go with this license. Should we choose, we may install and maintain, at our expense, a duplicate of the technology at our facilities. Once transferred to our facilities, World Wide Technology must deliver a copy of the source code to us and we can create and use derivative works of the technology.

     We will pay a one-time $75,000 license fee to World Wide Technology, within 10 days of the completion of this offering, as consideration for this license.

GENERAL

     Some of our directors and executive officers are or were also directors and executive officers of World Wide Technology. These officers may have had a conflict of interest in negotiating these arrangements. Although we believe that the terms of such agreements are at least as favorable to us as those that we could negotiate with unrelated parties, these agreements may be modified in the future and additional agreements or transactions may be entered into between World Wide Technology or its affiliates and us. Conflicts of interest could arise between World Wide Technology and us with respect to any of the foregoing, or any future agreements or arrangements between World Wide Technology and us.

     In addition, Mr. Steward will be able to direct the outcome of matters requiring approval by our stockholders, including the election of its directors. Such control could delay or prevent a change of control of telcobuy.com.

     One of our directors, Mr. Ebert, is a partner of Bryan Cave LLP, our legal counsel.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding beneficial ownership of our common stock as of March 16, 2000, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus, by:

     - each person known to us who beneficially owns more than 5% of our common stock;

     - each of our directors, each of our executive officers named in the summary compensation table; and

     - all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this prospectus. Percentage of beneficial ownership is based on 40,530,737 shares of common stock
outstanding as of March 16, 2000 and                shares of common stock
outstanding after completion of this offering, assuming the underwriters do not exercise their over-allotment option. Unless otherwise indicated, to our knowledge, all persons listed have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

                                                  SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                                    OWNED PRIOR TO             OWNED AFTER
                                                     THE OFFERING              THE OFFERING
                                                 ---------------------    ----------------------
NAME                                               NUMBER      PERCENT      NUMBER      PERCENT
----                                             ----------    -------    ----------    --------
David L. Steward(1)............................  26,550,000     65.51%    26,550,000
James P. Kavanaugh.............................   6,525,000     16.10      6,525,000
Mark J. Catalano...............................          --        --             --
Thomas W. Strunk...............................          --        --             --
Robert M. Olwig................................          --        --             --
Julene J. Tojo.................................          --        --             --
Alan T. Hirabayashi............................          --        --             --
Ann W. Marr....................................          --        --             --
Scott C. Collins(2)............................   3,375,000      8.33      3,375,000
Sean M. Dalton(3)..............................   3,375,000      8.33      3,375,000
Robert T. Ebert, Jr............................          --        --             --
World Wide Technology, Inc.(4).................  23,850,000     58.84     23,850,000
Highland Capital Partners(5)...................   3,375,000      8.33      3,375,000
Summit Partners(6).............................   3,375,000      8.33      3,375,000
All directors and executive officers as a group
  (11 persons).................................  39,825,000     98.26%    39,825,000

------------
(1) Consists of 23,850,000 shares owned by World Wide Technology and 2,700,000 shares owned by Mr. Steward personally. Mr. Steward beneficially owns 85% of the outstanding common stock of World Wide Technology and may be deemed to be a beneficial owner of its shares. James P. Kavanaugh beneficially owns 15% of the outstanding common stock of World Wide Technology.

(2) Includes:

    - 3,083,667.03 shares held by Summit Ventures V, L.P.

    - 176,705.82 shares held by Summit V Advisors Fund (QP), L.P.

    - 54,000.00 shares held by Summit V Advisors Fund, L.P.

    - 60,627.15 shares held by Summit Investors III, L.P.

   The general partner of Summit V Advisors Fund (QP), L.P. and Summit V Advisors Fund, L.P. is Summit Partners, LLC. The general partner of Summit Ventures V, L.P. is Summit Partners V, L.P. and the general partner of Summit Partners V, L.P. is Summit Partners, LLC. Mr. Collins, one of our directors, is a member of Summit Partners, LLC.

Summit Partners, LLC, through an investment committee, has voting and dispositive authority over the shares held by each of these entities and Summit Investors III. Mr. Collins does not have voting or dispositive authority over these shares and disclaims beneficial ownership of the shares held by Summit
   Ventures V, L.P., Summit V Advisors Fund (QP), L.P., Summit V Advisors Fund, L.P., and Summit Investors III, L.P. except to the extent of his pecuniary interest therein arising from his general partnership interest in these funds.

(3) Includes:

    - 2,382,750.00 shares held by Highland Capital Partners V Limited
      Partnership

    - 614,250.00 shares held by Highland Subfund V -- TCB Limited Partnership

    - 378,000.00 shares held by Highland Entrepreneurs' Fund V Limited
      Partnership

   The general partner of Highland Capital Partners V Limited Partnership and Highland Subfund V -- TCB Limited Partnership is Highland Management Partners V Limited Partnership and the general partner of Highland Management Partners V Limited Partnership is Highland Management Partners V, Inc. The general partner of Highland Entrepreneurs' Fund V Limited Partnership is HEF V Limited Partnership and the general partner of HEF V Limited Partnership is Highland Management Partners V, Inc. Mr. Dalton, one of our directors, is a managing director of Highland Management Partners V, Inc. Mr. Dalton disclaims beneficial ownership of the shares held by Highland Capital Partners V Limited Partnership, Highland Subfund V -- TCB Limited Partnership, and Highland Entrepreneurs' Fund V Limited Partnership except to the extent of his pecuniary interest therein arising from his general partnership interest in these funds.

(4) The address of World Wide Technology is 127 Weldon Parkway, St. Louis, MO 63043-3101.

(5) Includes:

    - 2,382,750.00 shares held by Highland Capital Partners V Limited
      Partnership

    - 614,250.00 shares held by Highland Subfund V -- TCB Limited Partnership

    - 378,000.00 shares held by Highland Entrepreneurs' Fund V Limited
      Partnership

   The general partner of Highland Capital Partners V Limited Partnership and Highland Subfund V -- TCB Limited Partnership is Highland Management Partners V Limited Partnership and the general partner of Highland Management Partners V Limited Partnership is Highland Management Partners V, Inc. The general partner of Highland Entrepreneurs' Fund V Limited Partnership is HEF V Limited Partnership and the general partner of HEF V Limited Partnership is Highland Management Partners V, Inc. The address of record for entities affiliated with Highland Capital Partners, Inc. is Two International Place, 22nd Floor, Boston, MA 02210.

(6) Includes:

    - 3,083,667.03 shares held by Summit Ventures V, L.P.

    - 176,705.82 shares held by Summit V Advisors Fund (QP), L.P.

    - 54,000.00 shares held by Summit V Advisors Fund, L.P.

    - 60,627.15 shares held by Summit Investors III, L.P.

   The general partner of Summit V Advisors Fund (QP), L.P. and Summit V Advisors Fund, L.P. is Summit Partners, LLC. The general partner of Summit Ventures V, L.P. is Summit Partners V, L.P. and the general partner of Summit Partners V, L.P. is Summit Partners, LLC. Summit Partners, LLC, through an investment committee, has voting and dispositive authority over the shares held by each of these entities and Summit Investors III. The address of record for entities affiliated with Summit Partners, L.P. is 600 Atlantic Avenue, Suite 2800, Boston, MA 02210-2227.

                          DESCRIPTION OF CAPITAL STOCK

     Our certificate of incorporation authorizes us to issue up to 250,000,000 shares, par value $0.01 per share, of our common stock, and 20,000,000 shares, par value $0.01 per share, of our preferred stock, 110,000 of which have been designated as Series A Preferred Stock.

     As of March 16, 2000, assuming that we merge into a corporation and the simultaneous conversion of limited liability membership units into shares of common stock and preferred stock, there were outstanding 40,530,737 shares of our common stock held of record by 12 stockholders and 110,000 shares of Series A Preferred Stock held of record by eight stockholders. As of March 16, 2000, there were options to purchase 1,790,750 shares of our common stock at an exercise price of $4.05 per share outstanding. Of the outstanding options, none are now exercisable, but become exercisable at various times from November 2000 to May 2004. Upon the completion of this offering, we will have outstanding shares of common stock.

     The following description of provisions of our certificate of incorporation, the certificate of designation with respect to the Series A Preferred Stock and our bylaws is only a summary, and does not purport to be complete. For a full understanding of these documents and the terms of our capital stock, you should read the original documents, which we included as exhibits to the registration statement of which this prospectus forms a part.

COMMON STOCK

     Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board from time to time may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. This means that World Wide Technology may elect all of our directors. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon our liquidation, dissolution or winding up, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will upon payment therefor be, duly and validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The board is authorized, subject to any limitations prescribed by the Delaware General Corporation Law, to issue preferred stock in one or more series. The board can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon. The board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. We currently have designated 110,000 shares of preferred stock as Series A Preferred Stock, all of which were issued in connection with our conversion to a corporation to the former holders of Class A membership units. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deterring or preventing a change in control of telcobuy.com. We have no current plans to issue any shares of preferred stock, other than the shares of Series A Preferred Stock issued in connection with our conversion to a corporation. See "Risk Factors -- Delaware law and provisions in our charter documents might deter acquisition bids for us" on page 12.

     Holders of shares of Series A Preferred Stock are not entitled to dividends and, except as may be required by law, are not entitled to vote. The Series A Preferred Stock is mandatorily redeemable upon the completion of this public offering. Holders of Series A Preferred Stock will be entitled to receive an aggregate of $27.5 million ($250 for each share of Series A Preferred Stock), plus a cumulative preferred return of eight percent interest compounded annually commencing on the dates we received the funds to purchase Class A membership units. The holders of Series A Preferred Stock are entitled to a preference upon our liquidation, dissolution or winding up equal to the amount that they would be paid upon a redemption following the consummation of a public offering. Once we redeem the shares of Series A Preferred Stock, such shares may be reissued, but only as part of a new series of preferred stock to be designated by the board.

CERTAIN CHARTER AND BYLAW PROVISIONS

     Some provisions of our certificate of incorporation and bylaws may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in our best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions include:

     Board of Directors. Our certificate of incorporation authorizes our board to fill vacant directorships or increase the size of the board. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by such removal with its own nominees.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely written notice. To be timely, a stockholder's notice must be delivered to or mailed and received by our corporate secretary not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to a date more than 30 calendar days from the time contemplated at the time of the previous year's proxy statement, then a proposal must be received no later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or a public announcement was made, whichever occurs first. The bylaws also include a similar requirement for making nominations at special meetings and specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

     Authorized But Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to limitations imposed by the Delaware General Corporation Law and the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of telcobuy.com by means of a proxy contest, tender offer, merger or otherwise.

DELAWARE ANTI-TAKEOVER LAW

     We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder unless:

     - prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

     - subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation and our bylaws limit the liability of directors to the fullest extent permitted by the Delaware General Corporation Law.

     Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; and

     - for any transaction from which the director derived an improper personal benefit.

     Our bylaws provide that:

     - we must indemnify our directors, officers, other employees and agents to the fullest extent permitted by the Delaware General Corporation Law; and

     - we must pay expenses of our directors, and may pay expenses of our officers, other employees, agents or trustees, incurred in connection with a legal proceeding before the final disposition of such proceeding.

These provisions are permitted under the Delaware General Corporation Law. In addition, our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification described above and to provide additional procedural protections. In addition, we intend to obtain directors' and officers' insurance providing indemnification for our directors, officers and management employees for liabilities arising as a result of their employment at telcobuy.com. We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors and officers. The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a shareholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Except as otherwise described in this prospectus, there is at present no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

TRANSFER AGENT

     The transfer agent and registrar for the common stock is                .

LISTING

     There is currently no active trading market for our common stock. We intend to apply to have our common stock approved for quotation on the Nasdaq National Market under the symbol "TBUY."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no public market for our common stock. A significant public market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales occurring, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.

     Upon completion of this offering, we will have           shares of common
stock outstanding, assuming no exercise of options and warrants outstanding as of December 31, 1999, and the conversion of all outstanding shares of preferred
stock. Of these shares, the           shares sold in this offering (          if
the underwriters' over-allotment option is exercised in full) will be freely tradable in the public market without restriction or registration under the Securities Act, unless the shares are held by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

     The remaining           shares of common stock outstanding upon completion
of this offering will be "restricted securities," as defined in Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.

     Under the terms of lock-up agreements, all the executive officers, directors and stockholders of telcobuy.com, who collectively hold an aggregate
of        of these restricted securities, will agree not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of these shares for a period of 180 days from the date of this prospectus, subject to limited exceptions. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

     Taking into account the lock-up agreements, and assuming FleetBoston Robertson Stephens Inc. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

     - on the date of this prospectus, the shares sold in the offering will be immediately available for sale in the public market;

     - 180 days after the date of this prospectus, approximately shares will be eligible for sale under Rule 701 or under Rule 144; of
       which        will be subject to volume, manner of sale and other
       limitations under Rule 144; and

     - of the remaining shares,                will be eligible for sale under
       Rule 144 upon the expiration of various one-year holding periods.

     Following the expiration of the lock-up period, shares issued upon exercise of options we granted prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act or Rule 144. Rule 701 permits resales of these shares beginning 90 days after the date of this prospectus. In general, under Rule 144, after expiration of the lock-up period, a person who has beneficially owned restricted securities for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of our common stock; or

     - the average weekly trading volume of our common stock during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to manner of sale and notice requirements and the availability of current public information about us. Under Rule 144(k), a person who has not been our affiliate at any time during the three months before a sale and who has beneficially owned the shares proposed to be sold for at least two years can sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     After the effective date of this offering, we intend to file a registration statement on Form S-8 to register shares of our common stock outstanding or reserved for issuance under our various stock plans. The registration statement will become effective automatically upon filing. Shares issued under the foregoing employee benefit plans, after the filing of a registration statement on Form S-8, may be sold in the open market, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates and the lock-up agreements. We also intend to file a registration statement to register resales in the open market of shares issued upon exercise of options we granted prior to the close of this prospectus that are not otherwise eligible for resale under Rule 701 as described above.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., SG Cowen Securities Corporation and U.S. Bancorp Piper Jaffray Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
FleetBoston Robertson Stephens Inc. ........................
SG Cowen Securities Corporation.............................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                               ------
     Total
                                                               ======

     The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession of not in excess of $          per shares, of which $          may be
reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

     Prior to this offering, there has been no public market for the common stock. Consequently, the public offering price for the common stock offered by this prospectus has been determined through negotiations among the representatives and us. Among the factors considered in such negotiations were prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

     The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent (5%) of the total number of shares offered.

     Over-allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to
purchase up to           additional shares of common stock to cover
over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of the additional shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     The following table summarizes the compensation to be paid to the underwriters by us:

                                                                                TOTAL
                                                                   --------------------------------
                                                         PER          WITHOUT             WITH
                                                        SHARE      OVER-ALLOTMENT    OVER-ALLOTMENT
                                                       --------    --------------    --------------
Underwriting discounts and commissions payable by
  us.................................................

     We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be
approximately $          .

     Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Lock-up Agreements. Each of our executive officers and directors and all of our other stockholders will agree, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. This restriction terminates after the close of trading of the shares on the 180th day of (and including) the day the shares commenced trading on the Nasdaq National Market. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

     In addition, we have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to certain exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale" beginning on page 50.

     Listing. We have applied for approval for the common stock to be quoted on the Nasdaq National Market under the symbol "TBUY."

     Stabilization. The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Directed Share Program. At our request, the underwriters have reserved up to five percent of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees of telcobuy.com, or who are otherwise associated with us and our affiliates, and who have advised us of their desire to purchase such shares. The number of shares of common stock available for sale to the general public will be reduced to the extent of sales of the directed shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the underwriters on the same basis as all other shares of common stock offered hereby. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of directed shares.

                                 LEGAL MATTERS

     Bryan Cave LLP, St. Louis, Missouri, as our counsel, will issue an opinion as to the legality of the common stock. Certain matters will be passed upon for the underwriters by Winston & Strawn, Chicago, Illinois. Bryan Cave LLP from time to time serves as legal counsel to us and to some of our affiliates, including World Wide Technology. LeadingEdge Investors 2000, L.L.C., an investment vehicle comprised of partners of Bryan Cave LLP, owns 30,737 shares of our common stock and Robert T. Ebert, Jr., a director of telcobuy.com and a partner of Bryan Cave LLP, holds options to purchase 6,000 shares.

                                    EXPERTS

     Our financial statements as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and related exhibits and schedules. For further information with respect to telcobuy.com and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to that exhibit. Upon completion of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information, as well as the registration statement, exhibits and schedules, may be inspected, without charge, or copied, at prescribed rates, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of the Commission's Internet site is http://www.sec.gov.

                                TELCOBUY.COM LLC

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................   F-2
Balance Sheets as of December 31, 1998 and 1999.............   F-3
Statements of Operations for the years ended December 31,
  1997, 1998 and 1999.......................................   F-4
Statements of Shareholder's Net Investment/Members' Equity
  for the years ended December 31, 1997, 1998 and 1999......   F-5
Statements of Cash Flows for the years ended December 31,
  1997, 1998 and 1999.......................................   F-6
Notes to Financial Statements...............................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Managers
telcobuy.com LLC:

     We have audited the accompanying balance sheets of telcobuy.com LLC as of December 31, 1998 and 1999, and the related statements of operations, shareholder's net investment/members' equity, and cash flows for the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of telcobuy.com LLC as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

St. Louis, Missouri
February 4, 2000, except as to note 9,
which is as of March 13, 2000

                                TELCOBUY.COM LLC
                                 BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                 1998            1999
                                                              -----------    ------------
                           ASSETS
Accounts receivable, net of allowance of $52,828 in 1999....  $ 6,811,228    $ 46,468,789
Inventories.................................................    4,410,260      68,285,854
Prepaid expenses and other current assets...................      156,627         614,358
                                                              -----------    ------------
          Total assets......................................  $11,378,115    $115,369,001
                                                              ===========    ============
   LIABILITIES AND SHAREHOLDER'S NET INVESTMENT/ MEMBERS'
                            EQUITY
Accounts payable............................................  $ 9,141,209    $ 98,553,323
Due to affiliate............................................    1,574,490      13,073,395
Accrued expenses and other current liabilities..............      558,145       2,048,820
                                                              -----------    ------------
          Total liabilities.................................   11,273,844     113,675,538
                                                              -----------    ------------
Shareholder's net investment/members' equity:
  Shareholder's net investment..............................      104,271              --
  Members' equity...........................................           --       1,693,463
                                                              -----------    ------------
          Total shareholder's net investment/members'
            equity..........................................      104,271       1,693,463
                                                              -----------    ------------
          Total liabilities and shareholder's net
            investment/members' equity......................  $11,378,115    $115,369,001
                                                              ===========    ============

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                TELCOBUY.COM LLC
                            STATEMENTS OF OPERATIONS

                                                              YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                        1997           1998            1999
                                                     -----------    -----------    ------------
Revenues...........................................  $19,327,954    $52,962,266    $246,133,364
Cost of revenues...................................   17,481,034     50,356,535     235,169,407
                                                     -----------    -----------    ------------
          Gross profit.............................    1,846,920      2,605,731      10,963,957
                                                     -----------    -----------    ------------
Operating expenses:
  Corporate allocation.............................      478,029      1,306,483       5,405,398
  Other operating expenses.........................      674,127      1,372,627       2,458,482
                                                     -----------    -----------    ------------
          Total operating expenses.................    1,152,156      2,679,110       7,863,880
                                                     -----------    -----------    ------------
          Income (loss) from operations............      694,764        (73,379)      3,100,077
                                                     -----------    -----------    ------------
Other income (expense):
  Interest on due to affiliate.....................     (127,727)      (233,656)       (691,265)
  Other income.....................................           --             --          19,954
                                                     -----------    -----------    ------------
          Total other expenses.....................     (127,727)      (233,656)       (671,311)
                                                     -----------    -----------    ------------
          Income (loss) before income tax
            expense (benefit)......................      567,037       (307,035)      2,428,766
Income tax expense (benefit).......................      228,502       (118,637)        839,574
                                                     -----------    -----------    ------------
          Net income (loss)........................  $   338,535    $  (188,398)   $  1,589,192
                                                     ===========    ===========    ============

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                TELCOBUY.COM LLC
           STATEMENTS OF SHAREHOLDER'S NET INVESTMENT/MEMBERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                       SHAREHOLDER'S      MEMBERS'
                                                       NET INVESTMENT      EQUITY        TOTAL
                                                       --------------    ----------    ----------
Balance at December 31, 1996.........................   $   (45,866)     $       --    $  (45,866)
Net income...........................................       338,535              --       338,535
                                                        -----------      ----------    ----------
Balance at December 31, 1997.........................       292,669              --       292,669
Net loss.............................................      (188,398)             --      (188,398)
                                                        -----------      ----------    ----------
Balance at December 31, 1998.........................       104,271              --       104,271
Net income through September 30, 1999................     1,190,420              --     1,190,420
Contribution of net assets into telcobuy.com LLC.....    (1,294,691)      1,294,691            --
Net income from October 1 to December 31, 1999.......            --         398,772       398,772
                                                        -----------      ----------    ----------
Balance at December 31, 1999.........................   $        --      $1,693,463    $1,693,463
                                                        ===========      ==========    ==========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                TELCOBUY.COM LLC
                            STATEMENTS OF CASH FLOWS

                                                               YEARS ENDED DECEMBER 31,
                                                      ------------------------------------------
                                                         1997           1998            1999
                                                      -----------    -----------    ------------
Cash flows from operating activities:
  Net income (loss).................................  $   338,535    $  (188,398)   $  1,589,192
  Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating
     activities:
     Deferred income taxes due to effect of change
       in tax status................................           --             --          39,242
     Changes in operating assets and liabilities:
       Accounts receivable..........................   (3,452,540)    (2,936,215)    (39,657,561)
       Inventories..................................   (3,948,649)      (330,075)    (63,875,594)
       Prepaid expenses and other current assets....       (4,438)      (148,159)       (457,731)
       Accounts payable.............................    1,608,245      6,653,974      89,412,114
       Accrued expenses and other current
          liabilities...............................    3,478,046     (2,586,235)      1,490,675
                                                      -----------    -----------    ------------
          Net cash provided by (used in) operating
            activities..............................   (1,980,801)       464,892     (11,459,663)
Cash flows from financing activities -- net increase
  (decrease) in due to affiliate....................    1,980,801       (464,892)     11,459,663
                                                      -----------    -----------    ------------
          Net increase in cash......................           --             --              --
Cash, beginning of the year.........................           --             --              --
                                                      -----------    -----------    ------------
Cash, end of the year...............................  $        --    $        --    $         --
                                                      ===========    ===========    ============

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                TELCOBUY.COM LLC
                         NOTES TO FINANCIAL STATEMENTS

(1) NATURE OF THE BUSINESS

     telcobuy.com LLC (telcobuy.com or the Company) provides an Internet-based business-to-business marketplace, which facilitates all facets of network deployment to the telecommunications industry. Target segments of the telecommunications infrastructure market include the incumbent local exchange carriers, competitive local exchange carriers and the highly fragmented telecommunications contractor community. Major customers of the Company include companies such as SBC Communications, Bell Atlantic, GTE, Ameritech and AT&T. Major suppliers include Lucent Technologies, Fujitsu, Tellabs, Sun Microsystems, GTE Supply and ADC Communications. In addition to providing specialized applications to facilitate the deployment of telecommunications infrastructure equipment and services, the Company provides important content pertinent to the telecommunications industry.

     Through September 30, 1999, telcobuy.com operated as one of three divisions of World Wide Technology, Inc. (WWT). On October 1, 1999, telcobuy.com began operating as a limited liability company (LLC). WWT contributed 100% of the net assets in the newly formed LLC at WWT's historical cost, as follows:

Accounts receivable.........................................  $ 20,732,104
Prepaid expenses and other..................................       162,094
Inventories.................................................    58,067,857
Accounts payable............................................   (55,147,098)
Due to affiliate............................................   (21,418,962)
Accrued expenses and other..................................    (1,101,304)
                                                              ------------
          Total.............................................  $  1,294,691
                                                              ============

     The profits interests in the Company at the time of the contribution and at December 31, 1999 were to allocate profits or losses as follows: 68% to WWT and 32% to WWT shareholders. WWT also had a right to receive a preferred return of $81.5 million in the event of liquidation or certain other events, before any profits interests were paid. In January 2000, the Company received an additional capital infusion and was recapitalized. See note 9 for a discussion of the recapitalization.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     Prior to October 1, 1999, the accompanying financial statements have been prepared using WWT's historical basis in the assets and liabilities of the Company, and on the accrual basis of accounting. The financial statements for the period prior to October 1, 1999 reflect the results of operations, financial condition and cash flows of the Company as a division of WWT. Management believes the statements of operations include a reasonable allocation of administrative costs, as further described in note 5, incurred by WWT on behalf of the Company. Financial reporting for periods prior to October 1, 1999 accumulate the equity accounts of the Company into a single disclosure caption entitled shareholder's net investment. For the period from October 1 to December 31, 1999, administrative costs have been allocated to the Company pursuant to the General Services Agreement described in note 5.

     In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As such, actual results could differ from such estimates.

REVENUE RECOGNITION

     Sales of telecommunications infrastructure equipment and related software are recorded upon shipment.

                                TELCOBUY.COM LLC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

INVENTORIES

     Inventories are stated at the lower of cost or market with cost determined on the average cost basis, which approximates the first-in, first-out (FIFO) method.

INCOME TAXES

     The operations of the Company through September 30, 1999 are included in WWT's consolidated income tax returns. Current and deferred taxes were allocated to the Company as if taxes were computed on a stand-alone basis. Income taxes were accounted for under the asset and liability method. Through September 30, 1999, deferred tax assets and liabilities were recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and measured at enacted tax rates expected to apply to taxable income in the years the tax consequences are projected to be recovered or settled.

     Effective October 1, 1999, with the contribution of the net assets into telcobuy.com, the federal and state income tax effects of the Company's results of operations are recorded by the members of telcobuy.com in their respective tax returns. Therefore, no provision for federal and state income taxes is reported in the Company's financial statements for the period October 1 through December 31, 1999. Net deferred tax assets totaling $39,242 had been recorded on the Company's balance sheet as of September 30, 1999. Upon the contribution of the net assets to telcobuy.com these deferred tax assets have been charged to income tax expense.

(3) SIGNIFICANT CONCENTRATIONS

     One customer accounted for 94% of revenues for the year ended December 31, 1997; two customers accounted for 96% of revenues for the year ended December 31, 1998; and three customers accounted for 94% of revenues for the year ended December 31, 1999. In 1998, the two significant customers accounted for approximately $5.7 million, or 84%, of total accounts receivable outstanding. Total accounts receivable for the three largest customers at December 31, 1999 amounted to $44.0 million, or 95%, of total accounts receivable outstanding.

     The Company relied on two suppliers who represented 65%, 97% and 88% of the total supply of products purchased in 1997, 1998 and 1999, respectively.

(4) INVENTORIES

     Inventories consist primarily of hardware for telecommunication systems and totaled approximately $4.4 million and $68.3 million at December 31, 1998 and 1999, respectively.

(5) RELATED PARTY TRANSACTIONS

     Cash requirements are satisfied by interdivisional/affiliated company borrowings between WWT and the Company. Such interdivisional/affiliated company borrowings are included in due to affiliate in the accompanying balance sheets. Interdivisional/affiliated company borrowings are unsecured and bear interest at a rate equal to the rate paid by WWT on its borrowings (9.25% at December 31, 1999). Interest expense of approximately $128,000, $234,000 and $691,000 was incurred for the years ended December 31, 1997, 1998 and 1999, respectively. The Company has made no cash payments for interest during the periods presented. Upon the contribution of net assets by WWT into telcobuy.com, WWT's lender required telcobuy.com to guarantee all of WWT's obligations under its credit agreement. In connection with the new line of credit entered into in March 2000 (see note 9) this guarantee will be eliminated.

     Effective October 1, 1999, WWT began providing services to the Company under a General Services Agreement (GSA) for management, accounting, human resources, information systems, legal, taxes, facilities

                                TELCOBUY.COM LLC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

and equipment and other corporate activities. These expenses provided by WWT to the Company as an operating division or under the GSA, totaled approximately $478,000, $1.3 million and $5.4 million during the years ended December 31, 1997, 1998 and 1999, respectively. The allocations of expenses from WWT to the Company are based on the actual costs of the services provided or management's pro rata estimate of the percentage of actual costs directly attributable to the Company's operations.

     On October 1, 1999, the Company and WWT also entered into a Licensing Agreement that grants to the Company a license to use, modify, develop applications for, market, distribute and sublicense the business-to-business Internet technology owned by WWT. No payments have been made through December 31, 1999 to WWT related to this license. A payment of $75,000 will be made upon the consummation of certain events, as defined in the agreement.

     The Company subcontracted consulting services to WWT totaling approximately $970,000 and $444,000 in 1997 and 1998, respectively. No consulting services were subcontracted to WWT during 1999.

(6) INCOME TAXES

     The results of operations for the Company are included in the tax returns filed by WWT through September 30, 1999. telcobuy.com will file a separate partnership return for the period October 1 through December 31, 1999. No income tax provision has been calculated since October 1, 1999, the date the Company began operations as an LLC. Income tax expense (benefit) related to the Company was allocated as if it was calculated on a separate return basis. Income tax expense (benefit) consists of the following for the years ended December 31, 1997, 1998 and 1999:

                                                             FEDERAL      STATE        TOTAL
                                                             --------    --------    ---------
Year ended December 31, 1997:
     Current...............................................  $177,636    $ 52,243    $ 229,879
     Deferred..............................................    (1,066)       (311)      (1,377)
                                                             --------    --------    ---------
          Total............................................  $176,570    $ 51,932    $ 228,502
                                                             ========    ========    =========
Year ended December 31, 1998:
     Current...............................................  $(92,441)   $(27,186)   $(119,627)
     Deferred..............................................       767         223          990
                                                             --------    --------    ---------
          Total............................................  $(91,674)   $(26,963)   $(118,637)
                                                             ========    ========    =========
Year ended December 31, 1999:
     Current...............................................  $645,906    $192,932    $ 838,838
     Deferred..............................................       568         168          736
                                                             --------    --------    ---------
          Total............................................  $646,474    $193,100    $ 839,574
                                                             ========    ========    =========

                                TELCOBUY.COM LLC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     A reconciliation of income tax expense (benefit) using the statutory Federal income tax rate of 34% to the actual income tax expense (benefit) follows:

                                                                       DECEMBER 31,
                                                            ----------------------------------
                                                              1997        1998         1999
                                                            --------    ---------    ---------
Expected income tax expense (benefit).....................  $192,793    $(104,392)   $ 825,780
Tax effect on net income from October 1, 1999 through
  December 31, 1999.......................................        --           --     (148,924)
State income tax, net of Federal tax expense (benefit)....    34,275      (17,796)     120,050
Effect of change in tax status............................        --           --       39,242
Other.....................................................     1,434        3,551        3,426
                                                            --------    ---------    ---------
          Total...........................................  $228,502    $(118,637)   $ 839,574
                                                            ========    =========    =========

     At December 31, 1998, the Company had approximately $6,000 in deferred tax assets which are included in prepaid expenses and other receivables on the balance sheet. Significant components of deferred tax assets are accounts receivable, due to allowance for doubtful accounts, inventory valuation and deferred compensation. At December 31, 1998, the Company also had approximately $5,000 of deferred tax liabilities. The significant component of deferred tax liabilities is prepaid expenses.

(7) RETIREMENT PLAN

     WWT provides a 401(k) defined contribution plan (the Plan) that includes substantially all employees of the Company. The Plan allows participants to elect to defer up to 10% of their annual compensation, which can be matched up to 100% by the Company. The Company expensed approximately $28,000, $48,000 and $64,000 for the years ended December 31, 1997, 1998 and 1999, respectively, related to its employees in this plan.

(8) COMMITMENTS AND CONTINGENT LIABILITIES

     The Company is not a party to any litigation other than ordinary, routine litigation incidental to its business. In the opinion of management, the ultimate liability, if any, resulting from the aforementioned contingencies will not have a material adverse effect on the Company's results of operations or financial position.

(9) SUBSEQUENT EVENTS

RECAPITALIZATION

     During January 2000, the Company authorized the following three classes of membership units:

     - 110,000 Class A redeemable membership units (Class A units). Class A units will be redeemed upon the earlier of a major capital event, as defined, an initial public offering, or at the election of the holders in 2004 and 2005 for cash equal to the issue amount plus a cumulative Class A Preferred Return. The Class A Preferred Return is cumulative from the effective date of issue at a fixed rate of 8%. The Class A units are non-voting and provide the holders with a priority position with respect to any class of the Company's stock in the event of dissolution. The Company may call the Class A units outstanding at anytime.

     - 100,000 Class B membership units (Class B units). The Class B units are convertible into approximately 6.5 million Class C membership units at the election of the holder or automatically upon a change in corporate structure. In the event of liquidation or certain other capital events, the Class B unit holders receive a payment preference over Class C unit holders of $81.5 million. The holders of Class B units vote on an as converted basis with the holders of Class C membership units.

                                TELCOBUY.COM LLC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     - 100,000,000 Class C membership units (Class C units). The Class C units are convertible into common stock upon change in ownership, as defined. Under certain circumstances, the Company may be required to purchase approximately 7.5 million Class C units at fair market value after January 2005.

     As a result of the recapitalization, the Company issued WWT 100,000 Class B units, which are convertible into approximately 6.5 million Class C units, and approximately 17.4 million Class C units. The Company also issued the shareholders of WWT approximately 9.2 million Class C units.

     In conjunction with the recapitalization, the Company sold all of the 110,000 Class A units and approximately 7.5 million Class C units to several additional investors for aggregate proceeds of approximately $27.6 million.

CONTINGENT LIABILITIES

     In conjunction with the recapitalization, the Company committed to make payments of $4.5 million to WWT and $735,000 to certain other members in the event of an initial public offering.

UNIT OPTION PLAN

     The Board of Managers of the Company adopted and approved the 2000 Unit Option Plan on February 15, 2000, effective January 27, 2000. Under this plan, the Company may issue options to purchase one Class C unit of telcobuy.com up to an aggregate of 4.5 million units. Under this plan, the Company issued a total of 1,790,750 options for $4.05 per unit. Of the options issued, 1,042,500 options were issued to telcobuy.com employees and 748,250 options were issued to WWT employees and an advisory director.

LINE OF CREDIT

     On March 13, 2000, the Company entered into a $20.0 million line of credit which expires in March 2002. The amount available under the line is based on a percentage of eligible accounts receivable and is secured by accounts receivable, inventory, property and equipment and general business assets of the Company. Borrowings on the line bear interest at rates based on prime or LIBOR. The Company incurs a fee of .25% on the unused portion of the line of credit. The line of credit includes certain restrictive covenants with respect to the maintenance of minimum net worth and a tangible net worth ratio, as well as a limit on capital expenditures.

                              [Telcobuy.com LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee, NASD filing fee and Nasdaq National Market listing fee are estimates, payable by the Registrant in connection with the sale and distribution of the shares registered hereby:

SEC registration fee........................................  $ 26,400
NASD filing fee.............................................    10,500
                                                              --------
Nasdaq National Market listing fee..........................    95,000
                                                              --------
Printing and engraving expenses.............................   100,000*
                                                              --------
Accounting fees and expenses................................   200,000*
                                                              --------
Legal fees and expenses.....................................          *
                                                              --------
Blue Sky fees and expenses (including legal fees)...........          *
                                                              --------
Transfer Agent and Registrar fees and expenses..............          *
                                                              --------
Miscellaneous expenses......................................          *
                                                              --------
     Total..................................................  $       *
                                                              ========

------------
* Estimated

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities including reimbursement for expenses incurred arising under the Securities Act of 1933, as amended. As permitted by the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases or (iv) for any transaction from which the director derived an improper personal benefit. As permitted by the Delaware General Corporation Law, the Bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, and (iv) the rights conferred in the Bylaws are not exclusive. The Registrant intends to enter into Indemnification Agreements with each of its directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's Certificate of Incorporation and to provide additional procedural protections. Except as described in the prospectus contained in this Registration Statement, at present there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification. The indemnification provision in the Registrant's Certificate of Incorporation and Bylaws and the Indemnification Agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the

Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable. The Registrant, with approval by the Registrant's Board of Directors, expects to obtain directors' and officers' liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Prior to the closing of this offering, telcobuy.com LLC will be merged into telcobuy.com, Inc. and Class A membership units will convert into shares of Series A preferred stock at the rate of one share per membership unit, Class B membership units will be converted into Class C membership units at the rate of
64.9148 Class C membership units per Class B membership unit, and Class C membership will be converted into common stock of the Registrant at the rate of one share per Class C membership unit.

     Since inception, we have issued and sold the following securities:

      1. On September 29, 1999, we were formed as a limited liability company and issued to World Wide Technology, David L. Steward and James P. Kavanaugh percentage interests, in exchange for initial capital contributions valued at $81.5 million, $0 and $0, respectively.

      2. On January 21, 2000, we recapitalized the limited liability company and between January 21, 2000 and March 2, 2000, we issued and sold an aggregate of 110,000 Class A membership units and 7,425,000 Class C membership units to entities affiliated with Highland Capital Partners, entities affiliated with Summit Partners and Donaldson, Lufkin & Jenrette Securities Corporation, for an aggregate consideration of $27,500,000. Also, as of January 21, 2000, we issued to World Wide Technology 100,000 Class B membership units and 17,358,525 Class C membership units, to David L. Steward 2,700,000 Class C membership units, and to James P. Kavanaugh 6,525,000 Class C membership units, in exchange for the percentage interests in the limited liability company that each owned prior to the recapitalization. Donaldson, Lufkin & Jenrette Securities Corporation acted as a placement agent in connection with the issuance and sale of securities to the entities affiliated with Highland Capital Partners and Summit Partners.

      3. On March 2, 2000, we issued to LeadingEdge Investors 2000, L.L.C., an investment fund comprised of partners of Bryan Cave LLP, including Robert T. Ebert, Jr., 30,737 Class C membership units for an aggregate consideration of $75,000.

      4. On February 16, 2000, we approved the Unit Option Plan effective as of January 27, 2000, and shortly thereafter granted options to purchase an aggregate of 1,790,750 Class C membership units at an exercise price of $4.05 per Class C membership unit to a total of approximately 375 employees, consultants, directors and advisory directors of telcobuy.com and World Wide Technology. None of such options have been exercised.

     The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or with respect to issuances to employees, directors and consultants, Rule 701 promulgated under
Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. These issuances were made without general solicitation or advertising. All recipients either received adequate information about us or had adequate access, through their relationships with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     See Exhibit Index.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on March 17, 2000.

                                          TELCOBUY.COM, INC.

                                          By:      /s/ JAMES P. KAVANAUGH
                                            ------------------------------------
                                              James P. Kavanaugh
                                              Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James P. Kavanaugh, Thomas W. Strunk and Robert T. Ebert, Jr., and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, and in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and all amendments and supplements to any prospectus relating thereto and an other documents and instruments incidental thereto, and any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary or advisable to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that each said attorneys-in-fact and agents and/or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                    TITLE                       DATE
                     ---------                                    -----                       ----

              /s/ JAMES P. KAVANAUGH                 Director and Chief Executive        March 17, 2000
---------------------------------------------------    Officer (Principal Executive
                James P. Kavanaugh                     Officer)

               /s/ THOMAS W. STRUNK                  Director and Chief Financial        March 17, 2000
---------------------------------------------------    Officer (Principal Financial
                 Thomas W. Strunk                      Officer and Principal
                                                       Accounting Officer)

               /s/ DAVID L. STEWARD                  Chairman of the Board               March 17, 2000
---------------------------------------------------
                 David L. Steward

               /s/ SCOTT C. COLLINS                  Director                            March 17, 2000
---------------------------------------------------
                 Scott C. Collins

                /s/ SEAN M. DALTON                   Director                            March 17, 2000
---------------------------------------------------
                  Sean M. Dalton

             /s/ ROBERT T. EBERT, JR.                Director                            March 17, 2000
---------------------------------------------------
               Robert T. Ebert, Jr.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
   1.1*  Underwriting Agreement
   2.1*  Form of Merger Agreement to be entered into by telcobuy.com
         LLC and the Registrant
   3.1   Certificate of Incorporation of the Registrant
   3.2   Bylaws of the Registrant
   4.1*  Specimen certificate representing the Registrant's Common
         Stock
   5.1*  Opinion of Bryan Cave LLP regarding the validity of the
         Common Stock
  10.1*  General Services Agreement between telcobuy.com LLC and
         World Wide Technology, Inc. dated January 21, 2000 and made effective as of October 1, 1999
  10.2*  Licensing Agreement between Registrant and World Wide
         Technology, Inc. dated January 21, 2000 and made effective as of October 1, 1999
  10.3*  Employment Agreement between telcobuy.com LLC and James P.
         Kavanaugh dated January 21, 2000
  10.4*  Employment Agreement between telcobuy.com LLC and Thomas M.
         Strunk dated March 16, 2000
  10.5*  Employment Agreement between telcobuy.com LLC and Mark J.
         Catalano dated March 16, 2000
  10.6*  Employment Agreement between telcobuy.com LLC and Robert M.
         Olwig dated March 16, 2000
  10.7*  Unit Option Plan
  10.8*  2000 Stock Option Plan
  10.9*  Stockholders Agreement by and among the Registrant, certain entities affiliated with Highland Capital Partners, certain entities affiliated with Summit Partners, Donaldson Lufkin &
         Jenrette Securities Corporation and Leading Edge Investors
         2000, L.L.C. dated             , 2000
  10.10* Form of Indemnification Agreement between the Registrant and the Members of the Board of Directors
  23.1   Consent of KPMG LLP
  23.2   Consent of Bryan Cave LLP (included in Exhibit 5.1)
  24.1   Power of Attorney (included on signature page of
         Registration Statement)
  27.1   Financial Data Schedule

------------
* To be filed by amendment.